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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             BLESSINGS CORPORATION

                           (Name of Subject Company)

                             BLESSINGS CORPORATION

                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.71 PAR VALUE

                         (Title of Class of Securities)

                                   093532109

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                ELWOOD M. MILLER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          BLESSINGS CORPORATION, INC.
                              200 ENTERPRISE DRIVE
                             NEWPORT NEWS, VA 23603

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                            ------------------------

                                WITH COPIES TO:

                            JOHN M. PARIS, JR., ESQ.
                              CLARK & STANT, P.C.
                            900 ONE COLUMBUS CENTER
                         VIRGINIA BEACH, VIRGINIA 23462
                                 (757) 499-8800

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ITEM 1.  SECURITY AND SUBJECT COMPANY

    The name of the subject company is Blessings Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 200 Enterprise Drive, Newport News, Virginia 23603. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $.71 per share of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

    This Schedule 14D-9 relates to the tender offer by VA Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Huntsman Packaging Corporation, a Utah corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 14, 1998 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares") at a price of $21 per share (the "Offer Price"), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 14, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with any amendments or supplements thereto, constitute the "Offer"). The principal executive offices of Parent and the Purchaser are located at 500 Huntsman Way, Salt Lake City, Utah 84108.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated April 7, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser, and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9, and is incorporated herein by reference. The Merger Agreement provides, among other things, that, as promptly as practicable after the satisfaction of the consummation of the Offer and satisfaction or waiver of all other conditions to the Merger (a) the Purchaser will be merged with and into the Company (the "Merger") and the separate corporate existence of the Purchaser will thereupon cease, (b) each outstanding Share (other than Shares then held by the Company, Parent, or any wholly-owned direct or indirect subsidiary of the Company or Parent and other than Shares held by stockholders, if any, who perfect their appraisal rights under the Delaware Law) will be converted into the right to receive the Offer Price, without interest (the "Merger Consideration"), (c) except as qualified below, the Company will be the successor or surviving corporation in the Merger (sometimes referred to as the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware, and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers, and franchises will continue unaffected.

ITEM 3.  IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, the person filing this Statement, is set forth in Item 1, above.

    (b) Each material contract, agreement, arrangement, and understanding, and actual or potential conflict of interest, between the Company or its affiliates and (i) its executive officers, directors, or affiliates and (ii) Parent or the Purchaser and their respective executive officers, directors, or affiliates is described in the attached Schedule I or set forth below.

    The summary of the Merger Agreement, contained in the Offer to Purchase, filed with the Securities and Exchange Commission (the "Commission"), a copy of which is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and a copy of which has been filed with the Commission as an Exhibit (c)(l) to this Schedule 14D-9. The Merger Agreement may be examined and copies may be obtained at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also is available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500

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West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, on payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains an internet web site at http:// www.sec.gov that contains reports, proxy statements and other information. Copies should also be available at the offices of the NASD, 1735 K Street, N.W. Washington, D.C. 20006. The following summarizes certain portions of the Merger Agreement (undefined capitalized terms have the meanings ascribed to them in the Merger Agreement).

    THE OFFER. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and the Purchaser have expressly reserved the right to increase the Offer Price for the Shares payable in the Offer or waive certain conditions of the Offer. However, without the prior written consent of the Company, Parent and the Purchaser have agreed not to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer or (iii) impose additional conditions to the Offer or broaden the scope of the Offer; PROVIDED, HOWEVER, that, except as set forth above, the Purchaser may waive any other condition to the Offer in its sole discretion; and provided, further, that the Purchaser may extend the Offer (a) if at the scheduled expiration date of the Offer any of the conditions to the Offer shall not have been satisfied or waived for one or more periods not to exceed sixty (60) days in the aggregate, until such time as such conditions are satisfied or waived, (b) for one or more periods, not to exceed thirty (30) days, if required by any rule, regulation, interpretation or position of the Commission or (c) on one occasion for an aggregate period of not more than 10 Business Days beyond the latest expiration date that would otherwise be permitted under clause (a) or (b) of this sentence if on such expiration date there shall not have been tendered that number of shares of Common Stock which would equal more than 90% of the issued and outstanding shares of Common Stock. The Purchaser agrees that if all of the conditions to the Offer are not satisfied on any expiration date of the Offer, then, PROVIDED that all such conditions are then reasonably capable of being satisfied within 10 Business Days, the Purchaser shall extend the Offer for a period of not less than 10 days in the aggregate if requested to do so by the Company; PROVIDED that the Company shall be entitled to make only one such request.

    BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Parent or the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board of Directors of the Company (the "Board") as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and in each case to cause Parent's designees to be promptly elected. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time (as defined below) of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights thereunder, shall require the concurrence of a majority of the directors of the Company then in office who were directors on the date the Merger Agreement and who voted to approve the Merger Agreement.

    CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, the separate existence of the Purchaser shall cease and the Company shall continue as the surviving corporation in the Merger (the "Surviving Corporation"), as a wholly-owned subsidiary of Parent. Notwithstanding anything to the contrary in the Merger Agreement, Parent, at its option, may prior to the

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date and time of filing of the appropriate certificate of merger with the
Secretary of State of Delaware (the "Effective Time"), elect, instead of merging the Purchaser into the Company as hereinabove provided, to merge the Company into the Purchaser or another direct or indirect wholly-owned subsidiary of Parent, with the Purchaser or such other subsidiary of Parent as the surviving corporation. In such event, the parties have agreed to execute an appropriate amendment to the Merger Agreement in order to reflect the foregoing change.

    In the Merger at the Effective Time, each Share then issued and outstanding (other than Shares then held by the Company, Parent, the Purchaser, or any wholly-owned direct or indirect subsidiary of the Company or Parent, and other than Shares held by stockholders, if any, who perfect their appraisal rights under the Delaware Law) shall be converted into and represent the right to receive a cash payment per Share, without interest, equal to the Offer Price (the "Merger Consideration") upon the surrender of the certificate representing such Share. Each share of the capital stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation. Each Share held by the Company (as treasury stock or otherwise) or held by Parent, the Purchaser or any wholly-owned direct or indirect subsidiary of Parent, the Purchaser or the Company shall be canceled, retired and cease to exist, and no consideration shall be delivered with respect thereto.

    The Merger Agreement provides that the closing of the Merger shall take place at a time and date to be specified by the parties to the Merger Agreement but no later than the fifth Business Day after which the last of the conditions to the Merger set forth in the Merger Agreement is satisfied or waived.

    STOCK OPTIONS. Pursuant to the Merger Agreement the Company has confirmed that the applicable plans and instruments (collectively, the "Option Plans") governing all outstanding options to purchase shares of Common Stock (each a "Company Stock Option") provide for the acceleration of the exercisability of each such option in connection with the transactions contemplated by the Merger Agreement. Pursuant to the Merger Agreement, the Company has agreed to take all actions necessary prior to the Effective Time to assure that, at the Effective
Time: (i) each Company Stock Option shall be canceled in exchange for an amount (the "Option Payment") in cash equal to the Offer Price less the applicable exercise price of such Company Stock Option, subject to applicable withholding taxes; and (ii) each stock appreciation right will be canceled in exchange for an amount in cash (the "SAR Payment") equal to the Offer Price less the exercise price of the Company Stock Option to which it is linked, subject to applicable withholding taxes. The surrender of a Company Stock Option in exchange for the Option Payment and of a stock appreciation right in exchange for the SAR Payment shall be deemed a release of any and all rights the holder had or may have had in such Company Stock Option or under such Option Plan. Effective as of the Effective Time, the Company shall take all action as is necessary prior to the Effective Time to terminate all Option Plans so that on and after the Effective Time no current or former employee director, consultant or other person shall have any option to purchase Shares or any other equity interests in the Company under any Option Plan. The Merger Agreement provides that in lieu of making awards of "Restricted Stock" (as defined in the Plan) under the Company's 1993 Restricted Stock Plan for Non-Employee Directors and certain key employees scheduled to be made at the annual meeting of Company stockholders in May of 1998, the Company will pay to the participants in such plan (not individually but in the aggregate) $121,800 in cash at the earlier of May 20, 1998 or the Effective Time.

    SHAREHOLDERS MEETING. The Merger Agreement provides that, if a vote of the Company's stockholders is required by law, the Company will, as promptly as practicable following the acceptance for payment of Shares by the Purchaser pursuant to the Offer, take, in accordance with applicable law and its Certificate of Incorporation and Bylaws, all action necessary to convene a meeting of holders of Shares (the "Shareholders Meeting") to consider and vote upon the approval of the Merger Agreement. In connection with such Shareholders Meeting, the Company will prepare and file with the Commission a proxy statement for the solicitation of a vote of holders of Shares approving the Merger (the "Proxy Statement"), which shall include the recommendation of the Company's Board that stockholders of the Company vote

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in favor of the approval and adoption of the Merger Agreement and the written opinion of the financial advisor referred to herein that the cash consideration to be received by the stockholders of the Company pursuant to the Merger is fair to such stockholders from a financial point of view. The Company shall use all reasonable efforts to have the Proxy Statement cleared by the Commission as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement to the shareholders of the Company. The Company shall also use its best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required in connection with the Merger and to consummate the other transactions contemplated by the Merger Agreement and will pay all expenses incidental thereto. Notwithstanding the foregoing, if Parent, the Purchaser and/or any other subsidiary of Parent shall acquire at least 90% of the Shares pursuant to the Offer, the parties shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a Shareholders Meeting in accordance with Delaware Law. Parent and the Purchaser have agreed to cause all Shares purchased pursuant to the Offer and all other Shares owned by Parent, the Purchaser or any subsidiary of Parent to be voted in favor of the Merger.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) due incorporation, existence, good standing, corporate power and authority or qualifications of the Company and subsidiaries of the Company; (ii) capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (iii) no equity interests in any corporation, partnership, limited liability company, trust or similar business entity and that each of the Company's subsidiaries (the "Subsidiaries") is a corporation or limited liability company, each duly organized, validly existing and in good standing under the laws of its jurisdiction; (iv) the authorization, execution, delivery and performance of the Merger Agreement and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (v) subject to certain exceptions, the absence of consents and approvals necessary for consummation by the Company of the Merger, and the absence, except as disclosed, of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vi) the absence of any suit, proceeding or investigation pending or threatened against the Company or any of its Subsidiaries or any of their respective properties or assets which is reasonably likely to have a material adverse effect on the business, assets, prospects, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect") or would prevent or delay the consummation of the transactions contemplated by the Merger Agreement;
(vii) compliance in all material respects with the Securities Act and the Exchange Act, in connection with the SEC Reports (as defined in the Merger Agreement) filed by the Company with the Commission; (viii) compliance with applicable law; (ix) the absence of certain changes and events which would constitute a Material Adverse Effect; (x) certain employee benefit and ERISA matters; (xi) certain labor matters; (xii) certain matters related to real property; (xiii) certain intellectual property matters; (xiv) certain tax matters; (xv) certain environmental matters; (xvi) the valid and binding obligations of the Company or a Subsidiary with respect to Contracts (as defined in the Merger Agreement), except such Contracts which if not so valid and binding would not have a Material Adverse Effect; (xvii) liabilities or other obligations which would have been required to be recorded on a balance sheet or which would have a Material Adverse Effect; (xviii) certain matters related to the Company's relationships with its customers; and (xix) certain matters relating to affiliate transactions.

    Parent and the Purchaser have also made certain representations and warranties, including with respect to (i) due incorporation, existence, good standing, corporate power and authority or qualifications of Parent and the Purchaser; (ii) the authorization, execution, and delivery of the Merger Agreement and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; and (iii) assuming that the Commitments (as defined in the Merger Agreement) are received, Parent has or will have, prior to the expiration of the Offer, sufficient funds available to purchase all of the Shares

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outstanding on a fully diluted basis and to pay all related fees and expenses pursuant to the Offer and the Merger Agreement.

    INTERIM OPERATIONS. The Company has agreed that during the period from the date of the Merger Agreement to Effective Time except as specifically contemplated in the Merger Agreement, (i) the businesses of the Company and each of its Subsidiaries shall be conducted only in the ordinary and usual course of business consistent with past practice; and (ii) the Company and its Subsidiaries shall use their commercially reasonable efforts to preserve the business organization of the Company and each Subsidiary. The Company has also agreed that prior to the Effective Time, the Company will not, without the prior written consent of Parent or the Purchaser and will not permit any of its Subsidiaries to: (a) amend its charter or bylaws; (b) amend or modify (except as contemplated in the Merger Agreement) the terms of any benefit or stock option plan or authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver any stock of any class or any other securities or equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the sale of shares of Common Stock pursuant to the Company Stock Options issued and outstanding on the date of the execution of the Merger Agreement; (c) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock, or redeem or otherwise acquire any Company Securities (as defined in the Merger Agreement) or any securities of the Company's Subsidiaries; (d) (i) incur or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business; (ii) except as described in the Merger Agreement assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, except in the ordinary course of business consistent with past practice; (iii) except for short-term investments in the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other person other than intercompany loans between any wholly-owned Subsidiary and the Company and the Company or another wholly-owned Subsidiary; (iv) pledge or otherwise encumber shares of capital stock of the Company or its Subsidiaries; or (v) mortgage or pledge any of its assets, tangible or intangible, or create or suffer to exist any lien thereupon except for liens securing indebtedness not exceeding $1,000,000 in the aggregate; (e) except as described in the Merger Agreement enter into, adopt or amend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except for normal increases in the ordinary course of business consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company or its Subsidiaries), increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan and arrangement as in effect on the date of the Merger Agreement (including, without limitation, the granting of stock appreciation rights or performance units); (f) except with the consent of Parent or the Purchaser, which consent will not be unreasonably withheld, acquire, sell, lease, license, transfer or dispose of any assets outside the ordinary course of business; (g) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting principles or practices used by it, including tax accounting policies and procedures; (h) except as described in the draft of the Joint Venture Agreement between the Company and Canguru Embalagens Criciuma Ltda., a subsidiary of Servinec Industria e Servicos Mecanicos Ltda., a limited liability corporation, under the laws of Brazil (which the Company agrees not to execute without the prior consent of Parent), (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or any equity interest therein;
(ii) authorize or make any new capital expenditure or expenditures other than those already included in the Company's 1998 capital expenditure budget previously provided to Parent or the Purchaser; or (iii) enter into or amend any contract, agreement, commitment or arrangement providing for the taking of any action that would be prohibited under the Merger Agreement; (i) make any tax election or settle or compromise any material income tax liability; (j)

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pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its Subsidiaries at December 31, 1997; (k) settle or compromise any suit, action or claim or threatened suit, action or claim where the amount involved is greater than $500,000; (l) other than the ordinary course of business and consistent with past practice, (i) waive any rights of substantial value, (ii) cancel or forgive any material indebtedness owed to the Company or any of its Subsidiaries, or (iii) make any payment, direct or indirect, of any material liability of the Company or any of its Subsidiaries before the same come due in accordance with its terms; (m) permit any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payee to be canceled or terminated, except in the ordinary course of business consistent with past practice; or (n) take, or agree in writing or otherwise to take, any of the actions described in subparagraph (a) through (m) above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made.

    ADDITIONAL AGREEMENTS. The Merger Agreement provides that upon reasonable notice the Company shall, and shall cause each of the Subsidiaries to, afford Parent and the Purchaser and their respective officers, employees and authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to all of its properties, books, contracts, commitments, records, tax records and accountants' working papers.

    NO SOLICITATION. The Merger Agreement provides that neither the Company nor any of its Subsidiaries nor any of its and their respective officers, directors, employees, representatives, agents and affiliates ("Representatives") shall, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, liquidation, recapitalization, reorganization, share exchange, consolidation or similar transaction involving it, or any purchase of, or tender offer for, any equity securities of it or any of its Subsidiaries or 15% or more of its and its subsidiaries' assets (based on the fair market value thereof) taken as a whole (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither it nor any of its subsidiaries nor any of the Representatives or Subsidiaries shall, directly or indirectly, have any discussions with or provide any non-public information or data to any person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort to attempt to make or implement an Acquisition Proposal or enter into any agreement or understanding requiring it to abandon, terminate, delay or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement; provided, however, that nothing contained in the Merger Agreement shall prevent the Company or the Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; and further provided, however, that nothing contained in the Merger Agreement shall prohibit the Company or any Representative from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide Acquisition Proposal (i) that involves all cash consideration and contains no express financing contingency; and (ii) that the Company's Board concludes in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the person making the Acquisition Proposal, and that would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement (any such more favorable Acquisition Proposal being referred to herein as a "Superior Proposal") if, and only to the extent that, (A) prior to taking such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action, and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form, and (B) the Company promptly advises Parent as to all of the relevant details relating to, and all material aspects, of any such discussions or negotiations. At any time after 48 hours following notification to Parent of the Company's intent to accept the Superior Proposal and if the Company has otherwise complied with the terms of the Merger Agreement, the Board may withdraw or modify its approval or

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recommendation of the Offer, terminate the Merger Agreement and cause the
Company to enter into any agreement with respect to a Superior Proposal, provided it shall concurrently with entering into such agreement pay or cause to be paid to Purchaser the Termination Fee (as defined below). If the Company shall have notified Parent of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification to Parent) after the expiration of such 48 hour period. The Company agrees that it, its Subsidiaries and their respective officers, directors, employees, representatives and agents will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement in connection with its consideration of any Acquisition Proposal to return all confidential information furnished to such person by or on behalf of it or any of its Subsidiaries.

    FEES AND EXPENSES. In the event that the Merger Agreement shall have been terminated (a) pursuant to certain provisions in the Merger Agreement or (b) as a result of a willful breach of any representation, warranty, covenant or agreement of the Company and, within 12 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition (as defined below) or a Third Party Acquisition occurs involving any party (or any affiliate thereof) (x) with whom the Company (or its agents) had discussions with a view to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed an interest in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) after the date of the execution of the Merger Agreement and prior to such termination; the Company shall pay to Parent in the case of (a) not later than two Business Days after termination of the Merger Agreement and in the case of (b), upon the consummation of the Third Party Acquisition referred to therein, a fee equal to $13,000,000 (the "Termination Fee") immediately upon such a termination. "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) or entity other than Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 30% of the total assets of the Company and its Subsidiaries, taken as a whole; or (iii) the acquisition by a Third Party of 30% or more of the outstanding Shares (excluding an acquisition of Shares by a wholly-owned subsidiary of Williamson-Dickie Manufacturing Company ("Williamson-Dickie") permitted by the Tender Agreement).

    Upon the termination of the Merger Agreement pursuant to certain provisions therein, the Company shall reimburse Parent, the Purchaser and their affiliates (not later than 10 Business Days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $500,000, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement. If Parent or the Purchaser shall have submitted a request for reimbursement under the Merger Agreement, Parent will provide the Company with invoices or other reasonable evidence of such expenses upon request. The Company shall in any event pay the amount requested (not to exceed $500,000) within 10 Business Days of such request, subject to the Company's right to demand a return of any portion as to which invoices are not received in due course. Upon the termination of the Merger Agreement pursuant to certain provisions therein, Parent shall reimburse the Company and its affiliates (not later than 10 Business Days after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $500,000, actually and reasonably incurred by any of them or on their behalf in connection with the Merger and the consummation of all transactions contemplated by the Merger Agreement. If the Company shall have submitted a request for reimbursement under the Merger Agreement, the Company will provide Parent in due course with invoices or other reasonable evidence of such expenses upon request. Parent shall in any event pay the amount requested (not to exceed $500,000) within 10 Business Days of such request, subject to Parent's right to demand a return of any portion as to which invoices are not received in due course.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the obligations of each party to the Merger Agreement to consummate the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) the approval of the stockholders of the Company as referred to in the Merger Agreement shall have been obtained, if required by applicable law,
(ii) no applicable statute, rule, regulation, judgment, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity (as defined in the Merger Agreement) which prohibits, restrains, enjoins or restricts the consummation of the Merger or has the effect of making the purchase of the Shares illegal, (iii) any applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act and the Mexican Federal Law of Economic Competition ( the "FLEC") shall have expired or been terminated and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the Merger Agreement shall have been filed or received, and (iv) the Purchaser will have purchased the Shares pursuant to the Offer.

    TERMINATION. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time (a) by the mutual written consent of Parent, the Purchaser and the Company; (b) by Parent, the Purchaser or the Company if any Governmental Entity shall have issued, enacted, entered, promulgated or enforced any final order, judgment, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, judgment, decree, ruling or other action is or shall have become nonappealable; (c) by Parent and the Purchaser if (A) due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions to the Offer (it being understood that if such occurrence or circumstance is curable by the Company through the exercise of its reasonable best efforts prior to the next scheduled Expiration Date of the Offer, and for so long as the Company continues to exercise such reasonable best efforts prior to such Expiration Date, the Purchaser may not terminate the Offer prior to such Expiration Date) the Purchaser shall have (i) terminated the Offer or (ii) failed to pay for shares of Common Stock pursuant to the Offer (but only following the expiration of the 10-day extension contemplated which the Company may request under the Merger Agreement) or (B) the Offer shall not have been consummated on or before July 31, 1998; PROVIDED, HOWEVER, that the right to terminate the Merger Agreement pursuant to this clause (c) shall not be available to Parent or the Purchaser if (X) either of them has breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure referenced in this clause (c) or (Y) during the up to 10-day extension of the Offer permitted pursuant to the Merger Agreement if 90% of the outstanding Shares shall not have been tendered;
(d) by the Company if the Purchaser shall have failed to commence the Offer pursuant to the Merger Agreement, or if the Offer shall not have been consummated by July 31, 1998; PROVIDED, HOWEVER, that the right to terminate the Agreement pursuant to this clause (d) shall not be available to the Company if it has breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure referenced in this clause (d); (e) by the Company prior to the purchase of Shares pursuant to the Offer (i) if there shall have been a breach of any representation or warranty on the part of Parent or the Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent or the Purchaser shall have become untrue, in either case which materially adversely affects (or materially delays) the consummation of the Offer; (ii) if there shall have been a breach on the part of Parent or the Purchaser of any of their respective covenants or agreements under the Merger Agreement or materially adversely affecting (or materially delaying) the consummation of the Offer (including the payment for Shares), and Parent or the Purchaser, as the case may be, has not cured such breach prior to the earlier of (A) 10 days following notice by the Company thereof and (B) two Business Days prior to the date on which the Offer expires, PROVIDED that with respect to clauses (i) and (ii) the Company has not breached in any material respect any of its obligations under the Merger Agreement in any manner that shall have proximately contributed to the breaches referenced in this clause (e) or (iii) pursuant to the provisions of the Merger Agreement described above under "No Solicitation"; or (f) by Parent or the Purchaser prior to the purchase of shares of Common Stock pursuant to the Offer if (i) the Company's Board or any committee thereof (A) withdraws or modifies in a manner adverse to

Parent or the Purchaser its approval or favorable recommendation of the Offer or the approval or recommendation of the Merger or (B) approves or recommends an Acquisition Proposal by a person other than Parent or the Purchaser or (C) resolves to do any of the foregoing; (ii) (X) the Company enters into an agreement with respect to an Acquisition Proposal or a Third Party Acquisition or (Y) except for a transaction described in the following clause (Z), a transaction contemplated by an Acquisition Proposal (other than such a transaction without the consent or approval of the Company which results in a Third Party acquiring less than 10% of the outstanding Shares and does not otherwise constitute an Acquisition Proposal) or a Third Party Acquisition occurs or (Z) a transaction contemplated by an Acquisition Proposal occurs without the consent or approval of the Company which results in a Third Party acquiring from 10% to 20% of the outstanding Shares that does not otherwise constitute an Acquisition Proposal (excluding for purposes of this clause
(f)(ii) an acquisition of Shares by a wholly-owned subsidiary of the Williamson-Dickie permitted by the Tender Agreement); (iii) there shall have been a breach of any representation or warranty on the part of the Company set forth in the Merger Agreement, or any representation or warranty of the Company shall have become untrue, in either case if the respects in which the representations and warranties made by the Company are inaccurate would in the aggregate have a material adverse effect on the Company or materially adversely affect (or delay) the consummation of the Offer or the Merger; or (iv) there shall have been a breach on the part of the Company of its covenants or agreements under the Merger Agreement having a material adverse effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer and, with respect to clauses (iii) and (iv) above (other than with respect to any breach or the provisions of the Merger Agreement described above under "No Solicitation" or the Company's obligation to file with the Commission a Schedule 14D-9), the Company has not cured such breach prior to the earlier of (A) 10 days following notice by Parent or the Purchaser thereof and (B) two Business Days prior to the date on which the Offer expires, PROVIDED that, with respect to clauses (iii) and (iv) above, neither Parent nor the Purchaser has breached in any material respect any of their respective obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure referenced in this clause (f).

    INDEMNIFICATION. The Merger Agreement provides that after the Effective Time, or such earlier date as Parent acquires control of the Company, Parent and the Purchaser agree that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and its Subsidiaries as provided in their respective charters or bylaws or otherwise in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than six years following the Effective Time. To the maximum extent permitted by Delaware Law, such indemnification shall be mandatory rather than permissive. Parent shall cause the Surviving Corporation to maintain in effect for not less than six years from the Effective Time the policies of the directors' and officers' liability and fiduciary insurance most recently maintained by the Company with respect to matters occurring prior to the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less beneficial to the beneficiaries of the existing policies in effect on the date hereof; provided, further, that during the last three years of the six year period following the Effective Time, the Surviving Corporation shall not be obligated to pay an annual premium in excess of 200% of the most recent annual premium paid by Company prior to the date of the Merger Agreement (which the Company has represented to have been $80,000).

    WAIVER AND AMENDMENT. The Merger Agreement provides that (i) any inaccuracies in the representations and warranties may be waived by the other party; and (ii) compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement may also be waived by the other party. Subject to certain sections in the Merger Agreement, the Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after any required approval of the Merger by the shareholders of the Company but, after any such approval, no amendment shall be made which requires the approval of such shareholders under applicable law without such approval.

THE TENDER AGREEMENT

    The following is a summary of the material terms of the Tender Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Tender Agreement may be examined, and copies thereof may be obtained, as set forth in Item 3 above.

    TENDER OF SHARES. The Tender Agreement provides that certain stockholders, including Williamson-Dickie, Leonard Birnbaum, Michael C. Carlson, Wayne A. Durboraw, Joseph J. Harkins, James P. Luke, John W. McMackin, Elwood M. Miller, Manuel G. Villareal and Robert E. Weber (collectively, the "Stockholders") will validly tender and sell, pursuant to and in accordance with the terms of the Offer, (i) not later than the seventh day after the commencement of the Offer pursuant to the Merger Agreement, 5,925,072 shares of Common Stock (the "Existing Shares"), and (ii) any Shares acquired by the Stockholders after the execution date of the Tender Agreement and prior to the termination of the Tender Agreement, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution or otherwise (the Stockholders shall promptly provide written notice to the Purchaser upon consummation of any such acquisition and the term "Shares" shall include such shares), provided that the Offer Price pursuant to the Offer shall be no less than the Per Share Price (as defined in the Merger Agreement). The Stockholders acknowledge and agree that Parent's and the Purchaser's obligation to accept for payment and pay for Shares in the Offer, including the Shares owned by the Stockholders, are subject to the terms and conditions of the Offer. The Tender Agreement allows for termination of the Tender Agreement if the Merger Agreement terminates for any reason.

    REPRESENTATIONS AND WARRANTIES. The Tender Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Stockholders with respect to (i) the requisite power and authority to enter into the Tender Agreement and to consummate the transactions contemplated by the Tender Agreement; (ii) the execution and delivery of the Tender Agreement and the consummation of transactions contemplated thereby; (iii) the valid and binding obligation of the Stockholders with respect to the Tender Agreement; (iv) no conflict with or default under any provision of any agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder's property or assets; (v) the absence of any consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary by any Stockholder with respect to the execution and delivery of the Tender Agreement or the consummation of the transactions contemplated thereby; (vi) that each Stockholder has good and marketable title to a certain number of Existing Shares; (vii) that each Stockholder has no record ownership of shares of Common Stock other than the Existing Shares; (viii) except pursuant to the Tender Agreement, no voting trust agreements or other contracts, agreements, arrangements, commitments or understanding restricting or otherwise relating to the voting, dividend rights or disposition of the Existing Shares; and (ix) no limitations, qualifications or restrictions on rights, subject to applicable securities laws and the terms of the Tender Agreement, with respect to the Existing Shares.

    Parent and the Purchaser have also made certain representations and warranties, including with respect to (i) corporate power and authority to enter into the Tender Agreement and to consummate the transactions contemplated thereby; (ii) the authorization, execution, and delivery of the Tender Agreement and the consummation of transactions contemplated thereby; (iii) the valid and binding obligation of Parent and the Purchaser with respect to the Tender Agreement; (iv) no conflict with or default under any provision of any agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or the Purchaser or to Parent's or the Purchaser's property or assets; and (v) no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation by Parent or the Purchaser of the transactions contemplated by the Tender Agreement.

    COVENANTS OF THE STOCKHOLDERS. Pursuant to the Tender Agreement, the Stockholders severally agree not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares to any person other than the Purchaser or the Purchaser's designee; provided, however, that (x) a Stockholder may transfer Shares to a charitable organization, provided that such charitable organization agrees to be bound by the terms and provisions of the Tender Agreement applicable to such Stockholder and (y) Williamson-Dickie may transfer its Shares to a wholly-owned subsidiary of Williamson-Dickie, provided that such subsidiary agrees to be bound by the terms and provisions of the Tender Agreement applicable to Williamson-Dickie and, provided, further, in the case of clauses (x) and (y) above the transferring Stockholder shall continue to be bound by the terms and provisions of the Tender Agreement; (ii) deposit any Shares into a voting trust or grant a proxy or enter into a voting agreement with respect to any Shares except as provided in the Tender Agreement; or (iii) solicit, facilitate, initiate, encourage or take any other action to facilitate any Acquisition Proposal, the acquisition of any shares of Common Stock or the acquisition of all or substantially all the assets of the Company by any person other than Parent or the Purchaser, except in connection with any actions permitted under the Merger Agreement.

    Each Stockholder agrees to notify the Purchaser promptly and to provide all details requested by the Purchaser if such Stockholder shall be approached or solicited, directly or indirectly, by any person with respect to any matter described in clause (iii) immediately above.

    Each Stockholder agrees that at any annual or special meeting of the stockholders of the Company and in any action by written consent of the stockholders of the Company, such Stockholder will (i) vote the Shares in favor of the Merger and the Merger Agreement and (ii) vote the Shares against any action or agreement which could result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement or which could otherwise impede, delay, prevent, interfere with or discourage the Offer or the Merger including, without limitation, any Acquisition Proposal.

    IRREVOCABLE PROXY. The Tender Agreement provides that each Stockholder irrevocably appoints the Purchaser as the attorney and proxy of such Stockholder, with full power of substitution, to vote, and otherwise act (by written consent or otherwise) with respect to all Shares that such Stockholder is entitled to vote at any meeting of stockholders of the Company or consent in lieu of any such meeting or otherwise, to vote such Shares as set forth in the immediately preceding paragraph; PROVIDED, that in any such vote or other action pursuant to such proxy, the Purchaser shall not have the right to vote to reduce the Per Share Price or the Merger Consideration or to otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any stockholders of the Company (including the Stockholders) under the Offer or the Merger Agreement or to reduce the obligations of Purchaser thereunder; and PROVIDED FURTHER, that the proxy shall irrevocably cease to be in effect at any time that (x) the Offer shall have expired or terminated without any shares of Common Stock being purchased thereunder in violation of the terms of the Offer,
(y) the Purchaser shall be in violation of the terms of the Tender Agreement or
(z) the Merger Agreement shall have been terminated in accordance with its terms. The proxy and power of attorney is irrevocable and coupled with an interest. Under the Tender Agreement, the Stockholders shall revoke, effective upon the execution and delivery of the Merger Agreement by the parties thereto all other proxies and powers of attorney with respect to the Shares that such Stockholder may have previously appointed or granted, and no subsequent proxy or power of attorney (except in furtherance of such Stockholder's obligations under the immediately preceding paragraph) shall be given or written consent executed (and if given or executed, shall not be effective) by such Stockholder with respect thereto so long as the Tender Agreement remains in effect. Each Stockholder will forward to the Purchaser any proxy cards that such Stockholder receives with respect to the Offer or the Merger Agreement.

    WAIVER OF APPRAISAL RIGHTS. As set forth in the Tender Agreement, each Stockholder will waive any rights of appraisal or rights to dissent from the Merger that such Stockholder may have on the terms set forth in the Merger Agreement as in effect on the date thereof with such changes which do not adversely affect such Stockholder.

OTHER MATTERS

    APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the Delaware Law to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than and in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the Delaware Law, the shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

    GOING PRIVATE TRANSACTIONS. Rule 13e-3 under the Exchange Act is applicable to certain "going-private" transactions. The Company does not believe that Rule 13e-3 will be applicable to the Merger unless, among other things, the Merger is completed more than one year after termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority stockholders be filed with the Commission and disclosed to minority stockholders prior to consummation of the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation of the Board of Directors.

    The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

    (b) Background: Reasons for the Recommendation.

    Beginning in March 1996, the Company began receiving unsolicited contacts from various investment bankers regarding its interest in evaluating strategic alternatives. These contacts were made primarily with John W. McMackin, who is the Chairman of the Board of the Company and a director of Williamson-Dickie, the owner of approximately 54% of the Common Stock.

    In the latter half of September 1996, Mr. McMackin was contacted by an investment banker who advised that representatives of Parent wished to meet with representatives of Williamson-Dickie to explore a possible acquisition of the Company by Parent.

    On October 15, 1996, a meeting was held. Participants included Richard P. Durham, Parent's current President and Chief Executive Officer, and N. Brian Stevenson, President of the Plastics Division, of

Parent, representatives of Parent's financial advisor and Philip C. Williamson, Chief Executive Officer of Williamson-Dickie, J. Donovan Williamson (both directors of both the Company and Williamson-Dickie) and Mr. McMackin.

    Mr. Stephenson indicated Parent's intention to increase the revenues of its Plastics Division and, that to accomplish this goal, Parent was considering acquisitions. To evaluate a possible offer, Mr. Stephenson advised that Parent would need additional information. The Williamson-Dickie representatives requested that Parent prepare a list of the required information.

    Several weeks later, Mr. McMackin received Parent's list, which amounted to a full due diligence review of the Company. Mr. McMackin forwarded the list to Dr. Elwood M. Miller, President and Chief Executive Officer of the Company. The Company determined that, for strategic reasons, it would not comply with Parent's request, even subject to a confidentiality agreement.

    Mr. McMackin called a representative of Parent's financial advisor and advised that the Company would not furnish the information, but inquired about a potential per share price based on an estimate of the Company's 1997 earnings per share. The representative contacted Parent and then called Mr. McMackin and advised that Parent had indicated a price of approximately $15 per share was possible. No further contact with Parent occurred until December 1997.

    Between May and October 1997, the Company received informational inquiries from a number of potential acquirers engaged in a wide range of businesses. In response to these inquiries, the Company supplied information, all of which was subject to various confidentiality and nondisclosure agreements.

    In September 1997, the Company was advised by an industrial packaging firm that it was prepared to offer the Company's public shareholders $17.50 per share in stock or cash and Williamson-Dickie $16.50 per share in stock in a tax-free transaction. Under this proposal Williamson-Dickie would also be indemnified by the firm against certain adverse tax consequences that Williamson-Dickie's stockholders might incur during the nine-year period following the consummation of the transaction. During a Board meeting held on September 23, 1997, the Chairman of the Board and Chief Executive Officer of the industrial packaging firm was invited to describe his firm's business and to offer his reasons why a merger between it and the Company would be beneficial to both companies.

    At the conclusion of the presentation, the Board established a Special Committee comprised of independent members of the Board to consider the proposal. The Special Committee was authorized to engage counsel and an investment adviser.

    Following the meeting, the Special Committee contacted the law firm of Gibson, Dunn & Crutcher and the investment banking firm of Bowles Hollowell Conner & Co. ("BHC") to assist in the evaluation of the proposal.

    On October 15, 1997, the Company formally retained BHC and soon thereafter retained Gibson, Dunn & Crutcher.

    At the October 23, 1997 Board meeting, BHC presented its preliminary analysis of the value of the Company and the industrial packing firm's acquisition proposal. It also outlined alternative courses of action available to the Company. During the meeting, the Board also established certain required criteria to guide its negotiators regarding an acquisition by the industrial packaging firm.

    On October 24, 1997, BHC advised the industrial packaging firm that the Company required that the acquisition price for non-Williamson-Dickie stockholders be increased to $19 in cash or stock. Negotiations and due diligence reviews continued through December 1997. Thereafter, Williamson-Dickie instructed BHC to inform the representatives of the industrial packaging firm that Williamson-Dickie considered the firm's proposal unacceptable unless all stockholders, including W-D received $19 per share in cash. Shortly thereafter, the firm made a counter-proposal that the Company deemed unacceptable.

    In December 1997, Mr. Durham contacted Mr. McMackin to inquire whether the Company would be interested in exploring a transaction with Parent at that time. Mr. McMackin indicated that he was then unable to discuss a transaction with Parent.

    During a meeting on January 15, 1998, the Board considered the latest developments concerning the industrial packaging firm's acquisition proposal and other options available to the Company. Counsel to the Special Committee, who was connected telephonically to the meeting, then rendered advice concerning the proposal, the legal aspects of potential merger opportunities, and related public disclosure requirements. The Board authorized BHC to make direct contacts with a number of parties to assess their interest in an acquisition of the Company. The Board authorized management to monitor developments in the trading of the Common Stock and to publicly announce the Company's evaluation of strategic alternatives should circumstances suggest the release of such disclosure.

    From mid-January 1998 through March 1998, the Company entered into confidentiality agreements with a number of parties. Parent executed its confidentiality agreement with the Company on January 22, 1998.

    On February 17, 1998, the Company determined that circumstances warranted the publication of a press release that disclosed that it was engaged in an evaluation of strategic alternatives to optimize stockholder value and that it had retained BHC to assist in this evaluation. BHC subsequently responded to inquiries from various parties and, where appropriate, engaged such parties in substantive discussions concerning a possible acquisition of the Company.

    Between February 18, 1998 and March 13, 1998, having executed confidentiality agreements, three parties visited the Company's facilities, met with management, conducted plant tours, and performed other due diligence investigations. The parties included a manufacturer of non-woven materials (the "Manufacturer"), a manufacturing conglomerate and Parent.

    On February 19, 1998, certain members of Parent's management met with certain members of the Company's management and their advisors. At this meeting, the Company's management presented an overview of the Company's operations and answered general due diligence questions concerning the Company. Following this meeting, Parent initiated a comprehensive legal and financial due diligence review of the Company that included, among other things, plant tours, management meetings and a review of certain legal matters.

    At a February 26, 1998, Board meeting, BHC reported on the status of its activities.

    On March 4, 1998, BHC mailed a letter to the three parties that had met with management inviting them to submit an offer for the acquisition of the Company, along with procedures and guidelines for the submission of such offer. The guidelines provided that all offers were to be received by 12:00 noon (EST) on Friday, March 20, 1998. BHC also furnished the parties with a proposed form of merger agreement for the acquisition of the Company, which was to be submitted to the Company with proposed modifications together with the party's offer.

    Between March 12, 1998 and March 20, 1998, BHC received offers from Parent and the Manufacturer. Each party supplied proposed revisions to the form of merger agreement.

    By letter dated March 12, 1998, the Manufacturer offered to acquire the Company for $282 million, which was calculated, at the time, to be equal to approximately $22.92 per share in cash pursuant to a tender offer to be commenced after the execution of a merger agreement. The proposal included several due diligence contingencies, including having a satisfactory meeting with the Company's largest customer.

    By letter dated March 20, 1998, Parent submitted a proposal to acquire the Company at a cash per share price of $21 pursuant to a tender offer to be commenced after the execution of a merger agreement. The tender offer was conditioned on the agreement by Williamson-Dickie to execute a stock option agreement in favor of Parent. The proposal included several due diligence contingencies, including having a satisfactory meeting with the Company's largest customer. Parent's proposal indicated that it would only remain open through 5:00 p.m. EST March 27, 1998.

    At a Board meeting on March 23, 1998, BHC provided a detailed review of a strategic alternatives available to the Company as a result of its investigations. Representatives of BHC described the two proposals received in this regard and a general discussion was held concerning the proposals, the possible reaction of the principal customers of the Company to a combination with either of these two firms, and various legal and contractual matters. During that meeting, the directors established a negotiating committee with the responsibility of determining final negotiations and contractual matters pertaining to the acquisition investigations undertaken by BHC.

    On March 24, 1998, representatives of the Company met with executives of the Company's largest customer. The purpose of the meeting was to review with the customer the reasons behind the consideration for the possible sale of the Company and to discuss views of the customer concerning future business relationships with the Manufacturer as it had submitted the higher bid. The customer's representative expressed concern regarding the Manufacturer due to, among other reasons, the level of sales this firm was making to the customer's principal competitor. The representative noted that such sales conflicted with the customer's general preference for excluding suppliers of its competitors from its strategic development efforts.

    On March 25, 1998, Dr. Miller had a telephone conversation with one of the customer's executives, who repeated the customer's concerns with the prospect of a merger between the Company and the Manufacturer. This representative indicated that, if the merger with the Manufacturer were consummated, the relationship between the Company and the customer could well be irreversibly damaged. Dr. Miller indicated that he had expressed these reservations to the representative of the Manufacturer, but that the representative stated that he would still like to meet with the customer. The customer agreed to a meeting, but indicated that any potential meeting would be unproductive. Dr. Miller relayed the customer's views to representatives of Williamson-Dickie and members of the Board.

    On Saturday, March 28, 1998, Parent offered to extend its proposal through 11:59 p.m. EDT April 5, 1998, but only if the Company agreed to immediately cease negotiations with other bidders and refrain from any activities with any other potential acquirers.

    Based on these factors and consideration of certain elements of the revised merger agreement, the Company entered into exclusive negotiations with Parent on March 30, 1998.

    On March 30, 1998, before entering into exclusive negotiations with Parent, representatives of BHC had a conversation with representatives of the Manufacturer during which they conveyed Williamson-Dickie's and the Board's conclusion that any meetings between the Manufacturer and the customer were almost certain to prove fruitless and could be damaging to the continuing relationships between the Company and the customer. The BHC representatives asked if the Manufacturer would be willing to enter into a merger agreement with the Company prior to any discussions with the Company's largest customer and provided that such merger agreement would deny the Manufacturer termination rights associated with any objections of the customer to the merger. The representatives of the Manufacturer stated that they were not willing to enter into such a merger agreement.

    Following this conversation, Dr. Miller notified members of the Board of his discussions and then contacted a representative of the customer to advise him that the Company had decided to postpone the meeting of the customer with the Manufacturer. The Board asked the negotiating committee to continue negotiations with Parent because both Williamson-Dickie and the Board had concluded it was unlikely that a merger between the Company and the Manufacturer would ever be consummated. The Company then executed the extension letter.

    On March 31, 1998, a special telephonic meeting of the Board occurred. The purposes of the meeting were to review in detail with investment and legal advisors the status of the two acquisition proposals, and, to advise the full Board of the various contacts made between the representatives of the Company and representatives of its customer. Those contacts were described in detail by the participants. During this meeting the Board supported the decision to continue negotiations with Parent.

    On April 2 and 3, 1998, BHC, the Company's legal advisers, and Williamson-Dickie's legal adviser met with Parent's general counsel and its legal advisers to negotiate the terms of the merger agreement and the proposed stock option agreement. During these discussions, Parent agreed to drop its demand for the stock option agreement, agreeing instead to accept a tender agreement and irrevocable proxy from Williamson-Dickie and the members of the Board and management who owned more than 10,000 Shares of Common Stock. The parties continued negotiating over the weekend of April 4 and 5, 1998. On Sunday, April 5, 1998, Parent extended its proposal until Wednesday April 8, 1998. Negotiations continued throughout April 6, 1998.

    On Tuesday, April 7, 1998, the Board convened to consider the terms of the proposed transaction and to review, in detail, the merger agreement and tender agreement. At the meeting, BHC presented its views on the fairness, from a financial point of view, to the stockholders of the Parent proposal. The Company's legal advisors described in detail the terms of the merger agreement, the tender agreement, and the transactions contemplated thereby. The Board discussed in depth the reservations expressed by the Company's principal customer regarding the proposal of the Manufacturer. Dr. Miller reviewed the various reasons why the principal customer objected to the Manufacturer as a Company merger partner. The Board then reflected on the risks associated with continuing discussions with and entering into a merger agreement with the Manufacturer given the Board's concerns regarding potentially damaging its relationship with its principal customer, which represented approximately 44% of its 1997 sales, and its view that it was unlikely this merger would ever be consummated. The Board then analyzed and discussed the Offer, the merger agreement, and the tender agreement. After considerable discussion, the Board unanimously resolved to recommend the acceptance of the Offer and the approval and adoption of the merger agreement by the Company's stockholders (if such approval is required by applicable law). The Board also approved the transaction contemplated by the tender agreement for purposes of Section 203 of the Delaware General Corporation Law.

    In approving the Merger Agreement and the transaction contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

    (i) the terms of the Merger Agreement and the fact that the Company will continue as an independent division of Parent following the Merger;

    (ii) presentations by the President and Chief Executive Officer of the Company and the Company's financial advisor regarding the financial condition, results of operation, business, and prospects of the Company, including the prospects of the Company if it were to remain independent;

   (iii) the results of research undertaken to identify third parties with respect to a purchase of the Company;

    (iv) that the $21 per Share Offer Price represents a premium of approximately 17% over the closing price for the Shares on the American Stock Exchange on April 7, 1998 (the last trading day before the public announcement of the execution of the Merger Agreement), and a premium of 34.7% over the closing price for the shares on the American Stock Exchange on February 13, 1998, (the last full trading day before the release of its announcement regarding its evaluation of strategic alternatives);

    (v) the terms of the Tender Agreement, which provides that the Stockholders would receive the same consideration per Share as would all other holders of Shares, insuring that the public shareholders would participate in any control premium realized in connection with the Offer and the Merger and which allows the Tender Agreement to be terminated if the Merger Agreement is terminated;

    (vi) the opinion of BHC to the effect that, as of the date of such opinion, the $21 per Share cash consideration to be offered to the holders of Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of BHC is attached as Attachment I and incorporated by reference. Shareholders are urged to read carefully the opinion of BHC in its entirety;

   (vii) that the Merger Agreement permits the Company to furnish nonpublic information to and participate in discussions and negotiations with any third party that has submitted an Acquisition Proposal to the Company that involves all cash consideration and contains no express financing contingency and that the Company's Board of Directors concludes in good faith is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and that would, if consummated, result in a Superior Proposal;

  (viii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent would be entitled to a fee of $13 million and reimbursement of expenses of up to $500,000 on the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board's recommendation with respect to the Offer and the Merger in connection with another Acquisition Proposal; and

    (ix) the ability of the Purchaser to consummate the Offer and the Merger, including its ability to so consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments.

    The Board did not assign relative weights to these factors or determine that any factor was of particular importance. Rather, the Board reviewed its position and recommendations as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    BHC has been retained by the Company to act as independent financial advisor to the Company with respect to the Offer, the Merger, and all related matters. Under a letter agreement, dated October 15, 1997, between the Company and BHC if the Offer and the Merger are consummated, the Company has agreed to pay BHC an aggregate fee of approximately $2,500,000 for acting as financial advisor in connection with the transaction, including rendering its opinion. BHC was paid $100,000 of this fee on delivery of its written opinion, to be credited against the aggregate fee to be paid to BHC by the Company under the letter agreement. The Company has also agreed to reimburse BHC for all reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel, and to indemnify BHC for certain liabilities, arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

    Except as disclosed herein neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) any tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, Board's resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached as Schedule I is being furnished in connection with the possible designation by the Parent, under the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Purchaser's Offer to Purchase, dated April 14, 1998 (incorporated by reference to Exhibit 99(a)(1) of the Schedule 14D-1 of VA Acquisition Corp. and Huntsman Packaging Corporation filed with the Commission on April 14, 1998 (the "Schedule 14D-1")).

    (a)(2) Text of Press Release, dated April 8, 1998 (incorporated by reference to Exhibit 99(a)(8) of the Schedule 14D-1).

    (a)(3) Opinion of Bowles, Hollowell, Conner & Co. dated April 7, 1998, included as Attachment I.

    (a)(4) Letter to Shareholders of the Company.

    (c)(1) Agreement and Plan of Merger, dated as of April 7, 1998, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 99(c)(1) of the Schedule 14D-1).

    (c)(2) Tender Agreement and Irrevocable Proxy, dated as of April 7, 1998, by and among Parent, the Purchaser, Williamson-Dickie Manufacturing Company and the individuals named therein (incorporated by reference to Exhibit 99(c)(2) of the Schedule 14D-1).

    (c)(3) Confidentiality Agreement, dated as of January 22, 1998 from Parent for the benefit of the Company (incorporated by reference to Exhibit 99(c)(3) of the Schedule 14D-1).

    (c)(4) Bid letter, dated as of March 20, 1998, from Parent to the Company (incorporated by reference to Exhibit 99(c)(4) of the Schedule 14D-1).

    (c)(5) Exclusivity Letter, dated as of March 29, 1998, by and between Parent and the Company (incorporated by reference to Exhibit 99(c)(5) of the Schedule 14D-1).

    (c)(6) Extension to Exclusivity Letter, dated as of April 5, 1998, by and between Parent and the Company (incorporated by reference to Exhibit 99(c)(6) of the Schedule 14D-1).

    (d)(1) Second Amendment to June 21, 1993 letter agreement between Elwood M. Miller and the Company, dated April 6, 1998.

    (d)(2) Master Amendment to Key Executive Severance, dated July 10, 1990, and other agreements, between the Company and James P. Luke, dated April 6, 1998.

    (d)(3) Agreement between John W. McMackin, dated March 23, 1998.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                BLESSINGS CORPORATION

                                By:             /s/ ELWOOD M. MILLER
                                     -----------------------------------------
                                                  Elwood M. Miller
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date: April 14, 1998

                                   SCHEDULE I
                             BLESSINGS CORPORATION
                              200 Enterprise Drive
                             Newport News, VA 23603

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about April 14, 1998 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Blessings Corporation (the "Company") to the holders of record of shares (the "Shares") of Common Stock, par value $.71 per share, of the Company (the "Common Stock") at the close of business on or about, April 14, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) on the Board of Directors of the Company (the "Board").

    On April 7, 1998, the Company, Huntsman Packaging Corporation, a Utah corporation ("Parent"), and VA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Purchaser, on behalf of Parent, will commence a tender offer (the "Offer") to purchase all outstanding Shares at a price of $21 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). In addition, on April 7, 1998, certain Stockholders of the Company entered into a Tender Agreement and Irrevocable Proxy among Parent, the Purchaser and the Stockholders named therein (the "Tender Agreement") providing, among other things, that all such Stockholders will tender their Shares pursuant to the Offer, will vote in favor of the Merger, and will grant a proxy to the Parent for that purpose. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

    The Merger Agreement requires the Company to use all reasonable efforts to cause Parent's designees (the "Parent Designees")to be elected to the Board under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers--Right to Designate Directors; the Parent Designees."

    You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 14, 1998. The Offer is scheduled to expire at 5:00 p.m., New York City time, on May 11, 1998, unless the Offer is extended.

    The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by the Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of April 7, 1998, there were 10,126,857 Shares outstanding. The Board currently consists of 11 members. At each annual meeting of stockholders, directors are elected to serve for one-year terms.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

    BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Parent or the Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board) as will give Parent, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (such number being the "Board Percentage"). The Company has agreed, upon request of Parent, to promptly satisfy the Board Percentage by (i) increasing the size of the Board or (ii) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board and in each case cause Parent's designees to be promptly elected. Following the election or appointment of Parent's designees pursuant to the Merger Agreement and prior to the Effective Time (as defined below) of the Merger, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company's rights thereunder, shall require the concurrence of a majority of the directors of the Company then in office who were directors on the date the Merger Agreement and who voted to approve the Merger Agreement.

    None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of the Company, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed herein or in the Schedule 14D-9.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares under the Offer, which purchase cannot be earlier than May 11, 1998.

    RICHARD P. DURHAM became President and Chief Executive Officer of Parent in March 1997. Mr. Durham is a Director of Parent and also is a Director of Huntsman Corporation. Mr. Durham has been with the Huntsman organization in various positions since 1985. Most recently, Mr. Durham served as Co-President and Chief Financial Officer of Huntsman Corporation, where in addition to being responsible for accounting, treasury, finance, tax, legal, human resources, public affairs, purchasing, research and development, and information systems, he also was responsible for Parent. Mr. Durham attended Columbia College and graduated from the Wharton School of Business at the University of Pennsylvania. Mr. Durham is 33 years old.

    JACK E. KNOTT became Executive Vice President and Chief Operating Officer of Parent on September 1, 1997. Prior to joining Parent, Mr. Knott was a member of the Board of Directors of Rexene Corporation from April 1996 until August 1997 and held the position of Executive Vice President of Rexene Corporation and President of Rexene Products from March 1995 to August 1997. Mr. Knott was

Executive Vice President of Sales and Market Development of Rexene Corporation from March 1992 to March 1995, Executive Vice President of Rexene Corporation from January 1991 to March 1992, and President of CT Film, a division of Rexene Corporation, from February 1989 to January 1991. Prior to joining Rexene Corporation, Mr. Knott worked for American National Can. Mr. Knott received a B.S. degree in Chemical Engineering and an M.B.A. degree from the University of Wisconsin and holds nine patents. Mr. Knott is 43 years old.

    SCOTT K. SORENSEN recently joined Parent as Executive Vice President and Chief Financial Officer. Prior to joining Parent, Mr. Sorensen was Chief Financial Officer of the Power Generation Division of Westinghouse Electric Corporation. Prior to joining Westinghouse in 1996, Mr. Sorensen spent two years as Director of Business Development and Planning at Phelps Dodge Industries and over four years as an Associate with McKinsey & Company. Mr. Sorensen received an M.B.A. degree from Harvard Business School and a B.S. degree in Accounting from the University of Utah. Mr. Sorensen is 36 years old.

    N. BRIAN STEVENSON became Parent's Senior Vice President and General Manager, Packaging Division on September 1, 1997. Mr. Stevenson joined Parent in April 1992 as Executive Vice President and Chief Operating Officer. He has 27 years of operating and management experience in the flexible packaging industry. Prior to joining Parent, Mr. Stevenson held numerous management positions at James River and Crown Zellerbach, including Plant and Divisional Controller, Eastern Regional Sales Manager, Eastern General Manager and, most recently, Vice President of James River's Flexible Packaging Division. In 1990, he left James River to become President of Packaging Industries. Mr. Stevenson holds a B.S. degree in Accounting and an M.B.A. degree from the University of Utah. Mr. Stevenson is 53 years old.

    DOUGLAS W. BENGTSON joined Parent on September 15, 1997 as Senior Vice President and General Manager, Performance Films Division. Mr. Bengtson has 24 years of experience in sales, marketing and senior management. Most recently, Mr. Bengtson was Vice President, Sales and Marketing for Food Packaging at American National Can, where Mr. Bengtson was responsible for the sales and marketing of flexible packaging to the food industry segment. His former positions include Vice President, Sales and Marketing at CT Film and Vice President, Sales and Marketing, Rexene Products Division. Mr. Bengtson holds a B.S. degree in Business/Marketing from Colorado State University. Mr. Bengston is 50 years old.

    RONALD G. MOFFITT joined Parent in 1997, after serving as Vice President and General Counsel of Huntsman Chemical Corporation. Prior to joining Huntsman in 1994, Mr. Moffitt was a partner and director in the Salt Lake City law firm of Van Cott, Bagley, Cornwall & McCarthy, with which he had been associated since 1981. Mr. Moffitt holds a B.A. degree in Accounting, a Master of Professional Accountancy degree, and a J.D. degree from the University of Utah. Mr. Moffitt is 45 years old.

    STANLEY B. BIKULEGE joined Parent in 1992 and was appointed Vice President Stretch Films, Packaging Division in 1997. Mr. Bikulege's prior positions with Parent include General Manger of Castflex in 1997, Managing Director-Europe from 1996 to 1997, Managing Director PVC Films-Europe from 1995 to 1996, Director of Manufacturing from 1993 to 1995, and Plant Manager in 1992. Prior to joining Huntsman, Mr. Bikulege held numerous positions in Goodyear's Wingfoot Films. Mr. Bikulege received a B.S. degree in chemical Engineering from Youngstown State University and an M.B.A. degree from Georgia State University. Mr. Bikulege is 34 years old.

    DALE A. BROCKMAN joined Parent in February 1993 as the plant manager of the newly-acquired Huntsman Design Products plant in Rochester, New York and later that year was appointed to the position of Director of Operations. In 1994 he became Vice President Operations and in 1995 became responsible for numerous plants. He was appointed Vice President Manufacturing, Packaging Division in September 1997 and was appointed Vice President, Performance Films Division on November 24, 1997. He has 24 years of experience in the flexible packaging industry. He has held numerous engineering and management positions at Crown Zellerbach and James River, including General Manager/Bakery Business Unit

Manager. Mr. Brockman holds a B.S. degree in Mechanical Technology from Indiana State University. Mr. Brockman is 47 years old.

    DARREN G. COTTLE joined the Huntsman organization in 1989 and held various positions at Huntsman Chemical Corporation, including Plant Controller. Mr. Cottle joined Parent in July 1992 as the Assistant Controller, was named Controller in March 1997, and became Vice President and Controller on November 24, 1997. Prior to joining Huntsman, Mr. Cottle was employed by the international accounting firm of Deloitte & Touche. Mr. Cottle is a Certified Public Accountant and received a B.A. and a masters degree in Professional Accountancy from Weber State University. Mr. Cottle is 35 years old.

    THORNTON L. HILL joined Parent as Vice President Sales in July 1992 and became Vice President Sales and Marketing National Accounts on November 24, 1997. Prior to that time, Mr. Hill was General Sales Manager of Goodyear's Film Products Division and worked for Goodyear for 29 years in various sales and marketing positions, including Executive Vice President and Chief Operating Officer of Goodyear's Wingfoot Films. He holds a B.A. degree in Education from Morehead State University and has attended executive management programs at Kent State University and Northwestern University. Mr. Hill is 60 years old.

    GARY J. PENNA became Vice President Sales and Marketing Converter Films, Performance Films Division on September 1, 1997. Mr. Penna joined Parent in 1996 as a result of Parent's acquisition of Deerfield Films. Mr. Penna had been with Deerfield since 1994, as Vice President of Sales for Converter Films. Prior to joining Deerfield, Mr. Penna served a variety of management positions at Exxon Corporation. Mr. Penna has a degree in Chemical Engineering from Princeton University and an M.B.A. degree from The Amos Tuck School at Dartmouth College. Mr. Penna is 50 years old.

    EDWIN W. STRANBERG joined Parent in February 1993 as Vice President of Operations and became Vice President, PVC Films, Packaging Division on November 24, 1997. He has 25 years of experience in the flexible packaging industry. He held various manufacturing, technical and sales management positions with Crown Zellerbach and James River prior to joining Parent. Prior to James River, he was Vice President and General Manager of Sealright Co. Inc. Mr. Stranberg holds a B.S. degree in Industrial Engineering from New Mexico State University. Mr. Stranberg is 47 years old.

    Biographical information concerning each of the Company's current directors and executive officers is presented on the following pages.

                                   NAME, AGE AND PRINCIPLE OCCUPATION                                      DIRECTOR
                                        FOR THE LAST FIVE YEARS                                              SINCE
--------------------------------------------------------------------------------------------------------  -----------
Leonard Birnbaum, 79, private investor and former President and Chief Executive Officer of Peartree
  Imports, Inc., New York, New York. Mr. Birnbaum is Chairman of the Long Range Planning Committee and a
  member of the Compensation and Audit Committees of the Board of Directors.............................        1952

Joseph J. Harkins, 66, Executive Vice President, Retired, The Chase Manhattan Bank, N.A., New York, New
  York; a director of Mutual Fund Group, New York, New York. Mr. Harkins is also a director of Jefferson
  Insurance Company, New York, New York and Monticello Insurance Company, New York, New York. Mr.
  Harkins is Chairman of the Audit Committee and a member of the Compensation, Long Range Planning and
  Nominating Committees of the Board of Directors.......................................................        1972

John M. Hogg, 65, President, Chief Executive Officer and a director of the Sid Richardson Carbon & Gas
  Co., Fort Worth, Texas; and a director of Williamson-Dickie Manufacturing Company, Fort Worth, Texas.
  Mr. Hogg is a member of Audit, Long Range Planning and Nominating Committees of the Board of
  Directors.............................................................................................        1997

                                   NAME, AGE AND PRINCIPLE OCCUPATION                                      DIRECTOR
                                        FOR THE LAST FIVE YEARS                                              SINCE
--------------------------------------------------------------------------------------------------------  -----------
James P. Luke, 55, Executive Vice President, Chief Financial Officer and Secretary of Blessings
  Corporation. Mr. Luke joined Blessings in 1975 and has served in a variety of executive positions since that time. Mr. Luke is a member of the Executive, Long Range Planning and Investor Relations
  Committees of the Board of Directors..................................................................        1988

John W. McMackin, 67, Shareholder in the law firm of Decker, Jones, McMackin, McClane, Hall & Bates,
  Fort Worth, Texas, and a director of Williamson-Dickie Manufacturing Company, Fort Worth, Texas. Mr.
  McMackin is Chairman of the Board of Directors of Blessings Corporation and Chairman of the Executive
  Committee of the Board of Directors...................................................................        1977

Elwood M. Miller, 53, President and Chief Executive Officer of Blessings Corporation. Dr. Miller joined
  Blessings in 1993. Prior to that Dr. Miller was employed by the General Electric Corporation for 21 years in a variety of executive positions. Dr. Miller is a member of the Executive, Long Range
  Planning and Investor Relations Committees of the Board of Directors..................................        1993

Richard C. Patton, 35, President of Woodmont Capital LLC. Mr. Patton was a former portfolio manager for
  Fidelity Investments, Boston, Massachusetts. Mr. Patton attended Harvard Graduate School of Business
  Administration 1990 to 1992. Mr. Patton is a member of the Long Range Planning Committee and Chairman
  of the Investor Relations Committee of the Board of Directors.........................................        1994

Manuel Villarreal G., 44, President and Chief Executive Officer of Nacional de Envases PlAsticos, S.A.
  De C.V. (NEPSA), Mexico, a wholly-owned subsidiary of the Company. Mr. Villarreal joined NEPSA in 1976 and has served in a variety of executive functions since that time. Sr. Villarreal is a member of the
  Executive Committee of the Board of Directors.........................................................        1994

Robert E. Weber, 66, Chairman and Retired Chief Executive Officer of Osmose Wood Preserving, Inc.,
  Buffalo, New York. Mr. Weber is a member of the Executive Committee and Chairman of the Compensation
  and Organization Development Committees of the Board of Directors.....................................        1989

J. Donovan Williamson, 61, Consultant to and Director of Williamson-Dickie Manufacturing Company, Fort
  Worth, Texas; Vice President and a Director of Williamson Industries, Ltd.; President of JDW, Inc., an
  investment company, Fort Worth, Texas. Mr. Williamson is Vice Chairman of the Executive Committee and
  Chairman of the Nominating Committee of the Board of Directors........................................        1973

Philip C. Williamson, 35, Chairman, President, Chief Executive Officer and a director of
  Williamson-Dickie Manufacturing Company, Fort Worth, Texas. Mr. Williamson is a member of the
  Executive, Long Range Planning, Compensation and Organization Development Committees of the Board of
  Directors.............................................................................................        1990

                             THE BOARD OF DIRECTORS

    The Board has the responsibility for establishing broad corporate policies and for the overall performance of the Company, although it is not involved in day-to-day operating details. Members of the Board are kept informed by various reports and documents sent to them each month, as well as by operating and financial reports made at Board and committee meetings. There were 11 meetings of the board and 10 meetings of committees of the Board in the fiscal year ended December 31, 1997. The overall attendance at these meetings was 97%. All members of the Board attended at least 75% of the meetings of the board and committees on which they served.

                      COMMITTEES OF THE BOARD OF DIRECTORS

    The board has seven standing committees: the Executive Committee, the Nominating Committee, the Audit Committee, the Compensation Committee, the Organization Development Committee, the Long Range Planning Committee and the Investor Relations Committee. The committee on which each nominee serves is shown in the table above. The following is a description of the functions of each committee:

EXECUTIVE COMMITTEE

    The Executive Committee consists of seven members, four of whom are non-employee directors. The Executive Committee meets on-call and has authority to act on matters during the intervals between Board meetings. The committee did not meet during the fiscal year ended December 31, 1997.

NOMINATING COMMITTEE

    The Nominating Committee consists of three members, all of whom are non-employee directors. The Nominating Committee considers and recommends nominations for directors of the corporation and other matters as may, from time to time, be deemed appropriate. The committee met once during the fiscal year ended December 31, 1997.

AUDIT COMMITTEE

    The Audit Committee is comprised of three members, all of whom are independent directors for purposes of the rules of the American Stock Exchange. The Audit Committee reviews the results, findings and recommendations resulting from audits performed by independent certified public accountants, significant accounting policies, the audit fees to be paid and the nature of non-audit services performed. It meets with appropriate officers and financial personnel and independent certified public accountants in connection with these reviews. The committee recommends to the Board the appointment of independent certified public accountants to serve as auditors for the following fiscal year. The Audit Committee met two times during the fiscal year ended December 31, 1997.

COMPENSATION COMMITTEE

    The Compensation Committee consists of four members, all of whom are "non-employee directors" for purposes of Rule 16b - 3 of the Exchange Act and "Outside Directors" for purposes of Section 162 (m) of the Internal Revenue Code (the "Code"). The committee reviews and approves the salary and incentive compensation recommendations made by the CEO for all senior officers and key employees of the company. The committee determines the salary and incentive actions appropriate for the CEO and makes reports and recommendations to the Board with respect to all compensation and employee benefit matters. In carrying out its responsibilities, the committee from time to time engages independent compensation consultants to provide data on compensation trends and practices to insure that the company maintains an equitable and competitive compensation profile.

    The committee also administers the following incentive and stock plans of the Company:

    --  Blessings Corporation 1991 Stock Option Plan ("1991 Option Plan").

    --  Blessings Corporation 1993 Annual Incentive Plan for Key Employees
       ("1993 Incentive Plan").

    -- 1993 Restricted Stock Plan for Non-Employee and Certain Other Directors of Blessings Corporation ("1993 Director Restricted Stock Plan").

    --  Blessings Corporation 1993 Restricted Stock Plan for Key Employee ("1993
       Key Employee Restricted Stock Plan").

    --  1995 Non-Employee Directors Stock Option Plan ("1995 DSOP").

    --  1997 Long-Term Incentive Plan ("1997 Long-Term Plan").

    The Committee met six times during fiscal year ended December 31, 1997.

ORGANIZATION DEVELOPMENT COMMITTEE

    The Organization Development Committee consists of two members, each of whom is a non-employee director. The committee periodically reviews the organization structure of the corporation and its operating divisions to ensure effective organizational function and to ensure that replacements for key positions are identified and provided for. The committee did not meet during the fiscal year ended December 31, 1997.

LONG RANGE PLANNING COMMITTEE

    The Long Range Planning Committee is comprised of seven members, five of whom are non-employee directors. The committee reviews the long-range objectives of the Company. The committee meets with key members of management and outside consultants to conduct examinations of each activity of the Company and to recommend a long-term growth and development plan for the Company. The committee met once during the fiscal year ended December 31, 1997.

INVESTOR RELATIONS COMMITTEE

    The Investor Relations Committee is comprised of three members, one of whom is a non-employee director and chairman of the committee. The role of the committee is to assess the effectiveness of shareholder relations and communications and to make recommendations with regard to improving overall shareholder value. The committee did not meet during the fiscal year ended December 31, 1997.

COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS AND COMMITTEES

    -- Non-employee directors not receiving other compensation are each paid an annual retainer of $15,000 and a fee of $900 for each Board and committee meeting attended. In the event two or more meetings are held on the same date, the fee for the first meeting is $900 and the fee for any subsequent meetings on the same date is $450. Committee chairmen receive an additional fee which varies depending on the committee served as follows: Compensation Committee, $4,000 per year; Audit Committee, $2,000 per year; Nominating Committee, $1,000 per year; Long Range Planning Committee, $1,000 per year; Organization Development Committee and Investor Relations Committee, $500 per meeting not to exceed $3,000 per year. Non-employee directors of the Company are also eligible for limited life and accidental death and dismemberment insurance and to participate in the Company's medical benefit program. No additional compensation is paid to employees for performance of their duties as directors.

        Mr. McMackin, in his dual role as Chairman of the Board and Chairman of the Executive Committee, receives annual compensation in the amount of $100,000 and was granted a $60,000 bonus by the Board at its meeting on May 20, 1997. Compensation for the Vice Chairman of the Executive Committee has been set by the Board at an annual rate of $60,000.

1993 RESTRICTED STOCK PLAN FOR NON-EMPLOYEE AND CERTAIN OTHER DIRECTORS OF THE
  COMPANY

    -- With the advice and assistance of nationally recognized independent compensation consultants, the Compensation Committee of the Board undertook the consideration of a restricted stock plan for non-employee and certain other directors of the Company. At the Annual Meeting held on May 17, 1994, stockholders approved the adoption of the 1993 Director Restricted Stock Plan as recommended by the committee to the Board. The Compensation Committee believes that the 1993 Director Restricted Stock Plan serves to promote the Company's interests and those of its stockholders by permitting grants of shares of Common Stock to non-employee and certain other directors, subject to restrictions, in order to compensate such directors and reward them for long-term performance, and increase their ownership of Common Stock.

        On December 2, 1997, the Board extended the term of the 1993 Director Restricted Stock Plan for one additional year to July 9, 1998. No additional shares were authorized under the plan because 20,200 shares remain undistributed.

    On March 23, 1998, the Company amended the 1993 Director Restricted Stock Plan to provide that unvested stock grants shall immediately vest on a change of control of the Company.

1995 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    -- At its meeting on May 17, 1995, the Board approved, subject to the approval of stockholders, the 1995 DSOP. At the Annual Meeting of stockholders held on May 21, 1996, stockholders approved the 1995 DSOP as recommended by the Board. In accordance with the provisions of the 1995 DSOP, each non-employee director will be granted an option to acquire 500 shares of Common Stock on the first business day after the date of each Annual Meeting. Except for certain conditions relating to death, disability or retirement, each option expires five years from the date of grant. The Company believes the 1995 DSOP promotes the interests of the Company and its stockholders by strengthening the Company's ability to attract, motivate and retain directors of training, experience and ability, and encourages the highest level of directors' performance by providing directors with a proprietary interest in the Company's financial success and growth.

1997 LONG-TERM INCENTIVE PLAN

    -- At the Annual Meeting held on May 20, 1997, the stockholders voted to approve the adoption of the 1997 Long-Term Plan. The objective of the plan is to attract and retain dedicated and loyal employees and directors of outstanding ability, to stimulate the efforts of such persons in meeting the Company's objectives and to encourage ownership of the Company's Common Stock by employees and directors.

        The plan is administered by the Compensation Committee who may grant either Incentive Stock Options or Non-Qualified Stock Options, both of which cannot be less than 100% of the fair market value on the date the option is granted and must be exercised during a term not to exceed 10 years. An aggregate of 150,000 shares of Common Stock has been reserved for issuance upon exercise of options granted under the plan.

DIRECTORS' STOCK OWNERSHIP GUIDELINES

    -- At its meeting in April 1995, the Board adopted the following guidelines for Common Stock ownership by directors of the Company:

Three years of service                                      3,000
                                                           shares
Five years of service                                       5,000
                                                           shares
Eight years of service                                      8,000
                                                           shares

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Shares as of April 7, 1998, of (i) each of the Company's directors and executive officers who own Shares; (ii) each person (or group of affiliated persons) known by the Company to own beneficially more than 5% of the Shares; and (iii) all of the Company's directors and current executive officers as a group. The number of Shares beneficially owned by each person shown in the table below is determined under the rules of the Commission and such information is not necessarily indicative of beneficial ownership for any other purpose.

                                                                                       AMOUNT AND
                                                                                       NATURE OF
                                                                                       BENEFICIAL       PERCENT OF
TITLE OF CLASS                    NAME AND ADDRESS OF BENEFICIAL OWNER(1)           OWNERSHIP (2)(3)    CLASS (4)
-----------------------  ---------------------------------------------------------  ----------------  --------------
Common Stock
                         Dimensional Fund Advisors, Inc...........................         680,502           6.7(5)
                         Royce & Associates Inc...................................         535,200           5.3(5)
                         Williamson-Dickie Manufacturing Company..................       5,496,096          54.3(6)
                         Williamson, J. Donovan...................................       5,501,628          54.3(6)
                         Williamson, Philip C.....................................       5,501,596          54.3(7)
                         Birnbaum, Leonard........................................          79,238             *
                         Carlson, Michael C.......................................          10,000             *
                         Durboraw, Wayne A........................................          13,147             *
                         Harkins, Joseph J........................................          12,134             *
                         Hogg, John M.............................................           3,400
                         Luke, James P............................................          69,490             *
                         McMackin, John W.........................................          24,542             *
                         Miller, Elwood M.........................................          87,812             *(8)
                         Patton, Richard C........................................           4,600             *
                         Villarreal G., Manuel....................................         396,613           3.4(9)
                         Weber, Robert E..........................................          12,000             *
                         Directors and executive officers as a group (18
                         persons)(9)..............................................       6,260,033          61.1

------------------------

* Less than 1% of issued and outstanding shares of common stock of the Company.

(1) Unless otherwise indicated, the address of the person named is the Company's address.

(2) Each person has sole voting and investment power with respect to the Shares listed unless otherwise indicated.

(3) Amounts shown include Shares subject to options that are exercisable within 60 days for the named directors and executive officers and directors and executive officers as a group as follows: Mr. Birnbaum, 1,500; Mr. Carlson 8,000; Mr. Durboraw, 9,700; Mr. Harkins, 1,500; Mr. Hogg, 500; Mr. Luke, 25,400; Mr. McMackin, 1,500; Dr. Miller, 37,000; Mr. Patton, 1,500; Mr.
    Weber, 1,500; Mr. J.D. Williamson, 1,500; Mr. P.C. Williamson, 1,500 all directors and executive officers as a group (18 persons), 127,800.

(4) Except for the percentages of certain parties that are based on presently exercisable options which are indicated in Note (3) above, the percentages indicated are based on 10,126,857 Shares of Common Stock issued and outstanding on March 31, 1998. In the case of parties holding presently exercisable options, the percentage ownership is calculated on the assumption that the shares presently purchasable, or purchasable within the next 60 days, underlying such options are outstanding.

(5) The Company has received Notices of Filing with the Commission on Schedule 13G of beneficial ownership of Shares of in excess of 5% of total Shares outstanding from Royce & Associates Inc. ("Royce") and Dimensional Fund Advisors, Inc. ("Dimensional") Royce's address is 1414 Avenue of the Americas, New York, New York 10019. Dimensional Fund Advisors, Inc., a registered investment advisor, is deemed to have sole dispositive power over of 680,502 and sole voting power over 444,190 Shares as of December 31, 1997, all of which Shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, for all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Dimensional's address is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 40401.

(6) Williamson-Dickie owns 5,496,096 Shares. Mr. J. Donovan Williamson owns 4,032 Shares in addition to the Shares owned beneficially through his interest in the Williamson-Dickie. Williamson-Dickie's address is 319 Lipscomb Street, Fort Worth, Texas 76104.

(7) Williamson-Dickie owns 5,496,096 Shares. Philip C. Williamson owns 4,000 Shares in addition to the Shares owned beneficially through his interest in the Williamson-Dickie.

(8) Includes 800 Shares held as custodian for a child and two grandchildren of which the reporting person disclaims beneficial ownership.

(9) Includes 276,000 Shares held by father and brother of which the reporting person disclaims beneficial ownership.

                             EXECUTIVE COMPENSATION

    The following information is set forth with respect to compensation paid by the Company during each of the last three fiscal years to the Chief Executive Officer and the other four most highly-compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG TERM COMPENSATION
                                                                       -------------------------------------------------------
                                                                                 AWARDS
                                                ANNUAL COMPENSATION    ---------------------------           PAYOUTS
                                                                        RESTRICTED                  --------------------------
                                               ----------------------      STOCK        OPTIONS/       LTIP        ALL OTHER
NAME AND                                        SALARY       BONUS       AWARD(S)         SARS        PAYOUTS    COMPENSATION
PRINCIPAL POSITION                    YEAR        ($)       ($) (1)         ($)           (#)           ($)         ($) (2)
----------------------------------  ---------  ---------  -----------  -------------  ------------  -----------  -------------
Michael C. Carlson(3).............       1997  $ 168,967   $  51,413           -0-         5,000/0         -0-     $   4,570
President, Edison Plastics               1996     38,076      30,000           -0-       3,000/900         -0-           -0-
                                         1995        -0-         -0-           -0-             -0-         -0-           -0-
Wayne A. Durboraw.................       1997    115,825      42,396           -0-         3,000/0       1,988        24,930
Controller                               1996    111,500      43,173           -0-       1,500/450         540        13,922
                                         1995    105,200      50,370           -0-             -0-       4,708        12,032
James P. Luke.....................       1997    244,852      98,535           -0-         5,000/0      10,238        51,681
Executive Vice President                 1996    237,600      82,799           -0-        25,000/0       1,120        31,707
Chief Financial Officer                  1995    219,100      94,414           -0-     5,000/1,500       9,817        25,922
Elwood M. Miller..................       1997    305,770     123,156           -0-         8,000/0      46,846        69,898
President and                            1996    289,000     100,711           -0-        25,000/0     107,163        65,381
Chief Executive Officer                  1995    262,500     113,116           -0-    10,000/3,000     136,744        67,586
Manuel Villarreal G...............       1997    140,601      60,200           -0-             -0-         -0-           -0-
President and                            1996    147,885      92,500           -0-             -0-         -0-           -0-
Chief Executive Officer, NEPSA           1995     96,272      74,000           -0-             -0-         -0-           -0-

------------------------------

(1) Cash amounts awarded under the 1993 Incentive Plan for the respective fiscal years.

(2) Amounts included in all other compensation for fiscal years 1997, 1996, and 1995 respectively include Company matching contributions to the 401(k) savings plan: in 1997 of: $4,750 for Mr. Carlson; $4,589 for Mr. Durboraw; $4,589 for Mr. Luke; $4,589 for Dr. Miller; in 1996 of $4,500 for Mr. Durboraw; $4,500 for Mr. Luke; $4,500 for Dr. Miller; in 1995 of $4,620 for Mr. Durboraw; $4,620 for Mr. Luke; $4,620 for Dr. Miller. The remaining amounts for the named officers represent accruals to the Supplemental Executive Retirement Plan.

(3) Mr. Carlson joined the Company effective October 7, 1996.

    The following table sets forth the details of options granted to the individuals listed in the Summary Compensation Table during fiscal 1997 and the value of exercised and unexercised options.

                            OPTION/SAR GRANTS TABLE
                  OPTION/SAR GRANTS IN THE YEAR ENDED 12/31/97

                                                                                                           POTENTIAL REALIZABLE
                                                                                                             VALUE AT ASSUMED
                                                                   INDIVIDUAL GRANTS
                                               ----------------------------------------------------------    ANNUAL RATES OF
                                                                  % OF TOTAL                                   STOCK PRICE
                                                                 OPTIONS/SARS                                APPRECIATION FOR
                                                                  GRANTED TO      EXERCISE                     OPTION TERMS
                                                OPTIONS/SARS     EMPLOYEES IN       PRICE     EXPIRATION   --------------------
NAME                                               GRANTED        FISCAL YEAR      $/SHARE       DATE        5%-$       10%-$
---------------------------------------------  ---------------  ---------------  -----------  -----------  ---------  ---------
Michael C. Carlson...........................       5,000/0            8.3/0          10.50     05/19/02      14,505     32,052
Wayne A. Durboraw............................       3,000/0            5.0/0          10.50     05/19/02       8,703     19,231
James P. Luke................................       5,000/0            8.3/0          10.50     05/19/02      14,505     32,052
Elwood M. Miller.............................       8,000/0           13.3/0          10.50     05/19/02      23,208     51,283

                 OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

                                                                                                      $ VALUE OF UNEXERCISED
                                                                      NUMBER OF UNEXERCISED                IN-THE-MONEY
                                                                     OPTIONS/SARS AT 12/31/97        OPTIONS/SARS AT 12/31/97
                                  SHARES ACQUIRED      VALUE      ------------------------------  -------------------------------
NAME                                ON EXERCISE      REALIZED     EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
--------------------------------  ---------------  -------------  -----------  -----------------  ------------  -----------------
Michael C. Carlson..............           -0-             -0-      8,000/900            -0-      36,439/4,557            -0-
Wayne A. Durboraw...............           -0-             -0-    9,700/2,010            -0-      32,749/6,000            -0-
James P. Luke...................           -0-             -0-    25,400/6,120           -0-      75,684/16,330           -0-
Elwood M. Miller................           -0-             -0-    37,000/8,700           -0-      75,250/12,375           -0-

    The Blessings Corporation Employees' Pension Trust Plan (the "Pension Plan"), the Cost Recovery Supplemental Retirement Income Plan (the "SERP"), the Supplemental Restoration Plan (the "Restoration Plan"), and the Employees' Defined Contribution 401(k) Savings Plan (the "401(k) Plan") are available only to domestic United States employees of the Company and its divisions, and not to employees of its NEPSA subsidiary.

                          EMPLOYEE PENSION TRUST PLAN

    The Pension Plan is a defined benefit plan and the amount of the contribution with respect to a specified person cannot be readily calculated by the regular actuaries of the plan. The Pension Plan defines annual earnings as taxable earnings plus any 401(k) deferrals of the employee. While the Pension Plan formula does not incorporate a direct social security offset, service credits are earned at the rate of 1% of the social security wage base and 1.3% of earnings in excess of the social security wage base for each participant. The Company maintains the Restoration Plan which is designed to restore pension benefits otherwise provided by the Pension Plan, but which have become limited as a result of changes in the Code. The Restoration Plan covers all Company employees who are participants in the Pension Plan and whose retirement income benefits are limited, directly or indirectly, by the provisions of Code Section 401(a) (17) or Code Section 415. In no event will benefits payable under the Restoration Plan, when added to the benefits earned under the Pension Plan exceed total benefits calculated under the Pension Plan as if no limitations had been imposed.

    The following table shows estimated annual benefits payable under both plans (assuming payments made on the normal life annuity basis and not under any of the various survivor options) to an employee at normal retirement age, i.e., age 65, after selected periods of service with respect to varying levels of remuneration covered by the plan. The Company recently amended the Pension Plan to add five years to service and five years to age for certain eligible participants in the event of a Change of Control of the Company.

                                                                     ANNUAL BENEFIT UPON RETIREMENT
                                                                    WITH YEARS OF SERVICE INDICATED
   AVERAGE ANNUAL EARNINGS DURING THE HIGHEST FIVE     ----------------------------------------------------------
 CONSECUTIVE YEARS OF THE FINAL TEN YEARS OF SERVICE    15 YEARS    20 YEARS    25 YEARS    30 YEARS    35 YEARS
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
$100,000.............................................  $   18,104  $   24,138  $   30,172  $  36, 209  $   42,242
 200,000.............................................      37,605      50,138      62,671      75,211      87,743
 300,000.............................................      57,106      76,138      95,170     114,212     133,244
 400,000.............................................      76,607     102,138     127,669     153,214     178,745
 500,000.............................................      96,108     128,138     160,168     192,216     224,246
 600,000.............................................     115,609     154,138     192,667     231,218     269,747

    The credited years of service for persons named above at their normal retirement dates are as follows: Mr. Durboraw, 30 years; Mr. Hudson, 21 years; Mr. Luke, 32 years; and Dr. Miller, 16 years. Sr. Villarreal is not a participant in the Pension Plan.

               COST RECOVERY SUPPLEMENTAL RETIREMENT INCOME PLAN

    Effective January 1, 1980, the Company established the SERP which is an unfunded, non-qualified plan and is not subject to the Employee Retirement Income Security Act of 1974, as amended. The plan covers Messrs. Durboraw, Luke and Miller.

    The SERP is designed to provide for covered executives a retirement benefit of 60% of compensation less 100% of primary social security benefits, 100% of benefits payable under the Pension Plan, and 100% of benefits payable under the Restoration Plan. Benefits are payable for ten years following retirement. Should the executive not live to receive 10 years of payments, his beneficiary will receive the balance. In addition, the SERP provides a pre-retirement death benefit of 30% of compensation minus $7,500 annually for 10 years not to exceed $50,000 per year per individual. These death and retirement payments are paid from the general funds of the corporation. The Company purchases "key-man" insurance to be used to recover the net after-tax cost of the deferred compensation benefits and the net outlay for the insurance. The SERP is designed so that, if the assumptions made as to mortality experience, policy dividends and other factors are realized, the Company will recover substantially all of its payments plus a portion of the interest paid or imputed for the use of its money. Estimated annual payments for 10 years after retirement stated at current value are as follows: Mr. Durboraw, $24,033; Mr. Luke, $58,511; and Dr. Miller, $141,499.

              EMPLOYEES' DEFINED CONTRIBUTION 401(K) SAVINGS PLAN

    The Company maintains the 401(k) Plan for all employees. Under the terms of the 401(k) Plan, each employee may elect to participate through the deferral of from 1% to 15% of his or her earnings not to exceed an annual limitation established by the Internal Revenue Service which was $9,500 during 1997. To encourage and assist its employees in saving for their retirement, the Company has established an employer contribution amounting to $.50 for each $1.00 deferred by the employee into the 401(k) Plan with the Company's contribution not to exceed a maximum of 3% of the employee's earnings. The 401(k) Plan further provides that all employee and Company-matching contributions are 100% vested by the employee at all times. Each individual may select on a quarterly basis the type of investment account in which he or she would choose to have the funds of the account invested: equity fund, guaranteed fixed income fund, balanced fund, small company fund, intermediate bond fund and international equity fund.

For the year ended December 31, 1997, the Company's matching contributions to the 401(k) Plan totaled $435,069. The Company's aggregate contributions under the 401(k) Plan for the three most recent fiscal years with respect to the persons named in the summary compensation table, all current executive officers as a group and all other employees, excluding executive officers as a group, were as follows: Mr. Carlson, $4,750; Mr. Durboraw; $13,709; Mr. Luke; $13,709; Dr. Miller, $13,709; all current executive officers as a group, $97,298; and all other employees, excluding current executive officers as a group, $1,053,948.

                    TRANSACTIONS WITH MANAGEMENT AND OTHERS

    Pursuant to the provisions of the 1991 Option Plan and further subject to the provisions of the Blessings Corporation 1996 Executive Stock Loan Purchase Program (the "1996 Program"), the Company has guaranteed personal loans in the amount of $231,250 each, undertaken by Dr. Miller and Mr. Luke with a major financial institution with interest at the prime rate minus 0.25% in order for them to exercise stock options for 25,000 Shares each of Common Stock granted on February 23, 1996. The guarantees are for a term not to exceed five years. The agreement provides that the loans may be "interest only" for no more than three years with amortization in full over the fourth and fifth years, if not sooner.

    The Company has undertaken this arrangement to facilitate the purchase of Common Stock by its senior executives in order to align their financial rewards with the financial rewards realized by all other holders of Common Stock. The following table shows the outstanding balance of personal loans with a concomitant Company guarantee as of February 2, 1998:

                                                                                 FEBRUARY 2,
EXECUTIVE OFFICER                                                                   1998
-----------------------------------------------------------------------------  ---------------
Elwood M. Miller, President & CEO............................................    $   231,250
James P. Luke, Executive Vice President & CFO................................    $   231,250

    On February 9. 1998, the Company acquired the remaining 40% of its subsidiary in Mexico, Nacional de Envases Plasticos, S. A. de C. V. ("NEPSA") and its associated companies. Sr. Manuel Villarreal G., received $1,283,415 on the closing date for the sale of his interest as a minority stockholder in the NEPSA companies.

    The Company recently: (a) established a Key Employee Retention Program that established bonus agreements with 11 key employees, (b) revised its termination of employment policy, (c) modified the 1993 Annual Incentive Plan to cause the full payment of the pro-rata portion of participants' annual bonuses to be paid in the event of a Change of Control, and (d) established an early retirement pension benefit incentive program.

                             EMPLOYMENT AGREEMENTS

    The Company has an agreement with Dr. Miller providing that, in the event of a Change of Control (as defined by the agreement), the Company will pay to Dr. Miller an amount equal to the present value of the total amounts of money that would have been paid to him during the period beginning on the date of the Change of Control and ending on a date two years after the Change of Control. In addition, Dr. Miller will receive $100,000 for each $1 the stock of the Company sells for in excess of $12.50 per share. In no event may the total of the present value of the above payments, plus any other payments received by him from the Company and contingent on a Change of Control, exceed 2.99 times the base amount of his compensation (as defined by the agreement).

    The Company has an agreement with Mr. Luke which provides that, in the event of a Change of control of the Company (as defined in the agreement) and on termination of his employment with the Company for any reason other than cause, death, or disability, Mr. Luke has the right to receive as severance pay an amount equal to the present value of the total amounts of salary and benefits payable to the earlier of the date of his 65th birthday or three years from the date of termination. The Company and Mr. Luke entered into an agreement that provides that in no event may the total of the present value of payments made under this agreement as well as any other Company plan or benefit by reason of a change of control exceed 2.99 times his average annual compensation over a relevant period.

    The Company has an agreement with Mr. McMackin providing that, in the event of a Change of Control (as defined in the agreement), Mr. McMackin will be entitled to receive from the Company the lesser of (a) the sum of $500,000 or
(b) an amount not to exceed 2.99 times his average annual compensation for the two fiscal years of the Company preceding the fiscal year in which the Change of Control occurs.

    The Company has agreed to indemnify the employees against any losses they may suffer if the 2.99 times limit is unintentionally exceeded.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee consists of Messrs. Birnbaum, Weber, Harkins and Phillip Williamson, none of whom are current or former officers or employees of the Company or any of its subsidiaries. There are no Compensation Committee interlocks.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

GENERAL PRINCIPLES:

    The guiding principle of the Executive Compensation Program of the Company as supervised by the Compensation Committee of the Board is to provide incentive to senior managers which will align their financial interests closely with those of stockholders.

    Following this overriding principle, the compensation program:

    -- Seeks to provide competitive annual compensation consistent with the attainment of established return on asset and growth in earnings performance objectives to create a results oriented environment;

    -- Provides longer-term incentive for the appreciation of stockholder value by offering equity ownership in the Company through the stock award component of the 1993 Incentive Plan, through stock option awards from the 1997 Long-Term Plan and through the Executive Stock Loan Purchase Program which encourages key employees to purchase Common Stock.

    -- Attracts and retains key executives critical to the long-term success of the Company.

    Key Elements:

    -- A basic element of the Executive Compensation Program is to set compensation target levels around the fiftieth percentile of industry practices for comparable companies.

    -- Salary increases for the five highest paid executives are determined through evaluation of performance and individual position within established salary grade and compensation range criteria as established by the Compensation Committee based upon competitive market analysis provided by a nationally recognized independent compensation consultant. During 1997, the Compensation Committee engaged its independent consultant to reevaluate the most senior management positions to ensure that appropriately competitive compensation levels are maintained. These studies concluded that, of the positions evaluated, all were essentially commensurate with competitive positions. The recommendations contained in the studies were adopted by the Compensation Committee, and have provided the basis for compensation decisions throughout the ensuing year.

    On May 18, 1993, stockholders approved the 1993 Incentive Plan for Key Employees (the 1993 Incentive Plan"). The 1993 Incentive Plan adopted an incentive compensation formula based on a Return-

On-Assets (ROA) measure of performance under which actual three-year weighted return on assets performance is measured against a pre-determined return on asset target for the Edison Plastics Division or for the Company as appropriate for each individual executive. Eligible executives can earn bonus cash compensation up to a maximum of 50% of annual salary by achieving the pre-determined ROA target. Performance below the pre-determined ROA target results in less cash bonus and performance in excess thereof is compensated for in shares of the Common Stock at a market price representing the average price during the three last trading days of the particular fiscal year. Such incentive stock is held in Treasury by the Company pending satisfaction of a three-year vesting requirement by each award recipient. In the case of Dr. Miller and Mr. Luke, a secondary measure, growth in annual profit, is also applied as a modifier to awards earned under the basic formula. Under this performance modifier, growth in annual profit contribution of 0% or less results in a 10% reduction in the award earned. Profit contribution growth of between 0% and 8% results in no modification of the calculated award; growth of more than 8% in annual profit contribution results in a 10% addition to the award otherwise earned. In each of the fiscal years 1995 and 1996, application of the performance modifier reduced, and in 1997 increased, the awards otherwise earned by Dr. Miller and Mr. Luke by 10%.

    In 1995, the Compensation Committee authorized the introduction of a discretionary component to the 1993 Incentive Plan formula. This modification provides for a 25% increase or decrease of individual cash bonuses at the discretion of the President & CEO (with the exception of his own which is set by the Compensation Committee), subject to the approval of the Compensation Committee and to the limitation that the net amount of all such discretionary increases or decreases will not exceed the total cash award for all participants if calculated solely in accordance with the return on assets formula.

    In May 1997, stockholders approved the 1997 Long-Term Plan providing for the award of Common Stock options to senior executives, non-employee directors, and other key employees of the Company designated by senior management and approved by the Compensation Committee. The 1997 Long-Term Plan is designed to recognize and reward key employee and director performance, to enhance the interest of key employees and directors in the Company's long-term success by providing them a proprietary interest in the Company and to enable the Company to maintain a competitive position in attracting and retaining superior key personnel necessary for its success and development. The Company has never repriced stock options. In 1997, 60,000 option shares were granted under the 1997 Long-Term Plan.

    Other:

    Regarding the Compensation Committees' 1993 agreement with Dr. Miller for compensation forfeited on leaving his former employer (1993 Key Employee Restricted Stock Plan), Dr. Miller was issued 25,094 shares (after taking into account a 2 for 1 stock split paid in December 1994), of which 11,050 shares vested in November 1994, 7,938 shares vested in November 1995, 4,488 shares vested in November 1996 and 1,618 shares vested in November 1997.

                                CEO COMPENSATION

    The parameters used in determining the salary and total compensation of the Chief Executive Officer were established in accordance with the results of an extensive analysis of competitive compensation undertaken by independent compensation consultants engaged by the Committee. These studies, established salary grade and incentive ranges for the CEO and other senior corporate officers, based upon published competitive survey data from numerous sources to establish a market match for companies with similar characteristics (e.g., freestanding, public manufacturing corporations with annual sales of approximately $200 million).

    The CEO's current compensation level is in the middle of the range of competitive industry analysis and, based on future performance and contribution to the attainment of the goals established by the Board, he will have the opportunity to advance to the highest level of the competitive range.

    The CEO's salary increase in fiscal year 1997 was based on the Compensation Committee's evaluation of his performance. It was the opinion of the Compensation Committee that Dr. Miller has been instrumental since assuming his CEO responsibilities in May 1994, in initiating programs designed to lead the Company into new market directions for the enhancement of long term growth and profitability. During the year the Company entered into a Change of Control agreement with Dr. Miller (see above). The Board considers it essential to the best interests of the stockholders of the Company to foster the continued employment of Dr. Miller during a period of assessment of strategic alternatives to optimize stockholder value. The agreement is intended to ease the uncertainty and distraction that such an assessment may induce and to ensure his undivided dedication and efforts without undue concern for his financial security.

    All recommendations of the Compensation Committee are submitted to the full Board for approval prior to implementation. All members of the Compensation Committee are non-employee directors of the Company.

    This report has been provided by the members of the Compensation Committee of the Board of Directors of Blessings Corporation: Leonard Birnbaum; Joseph J. Harkins; Robert E. Weber (Chairman); Philip C. Williamson.

                            SHARE PRICE PERFORMANCE

    The following chart compares the cumulative total return to stockholders on the Common Stock with the cumulative total return of the American Stock Exchange Market Index and a Plastics Industry Peer Group comprised of 68 public companies identified by SIC Codes 3080-3089 with annual sales of less than $1 billion. Interested stockholders may obtain a copy of the listing of this Plastic Industry Peer Group by contacting the Controller, Blessings Corporation. The comparison assumes $100 was invested on December 31, 1992, in the Common Stock arid, in each of the foregoing indices, and assumes reinvestment of dividends.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            BLESSINGS        AMERICAN         PLASTICS

            Corporation    Exchange Market    Peer Group
1992               $100               $100          $100
1993               $135               $120          $106
1994               $164               $109          $110
1995               $123               $137          $134
1996               $115               $146          $156
1997               $182               $171          $187

                                                                             1992         1993         1994         1995
                                                                             -----        -----        -----        -----
Blessings Corporation...................................................         100          135          164          123
American Exchange Market................................................         100          120          109          137
Plastics Peer Group.....................................................         100          106          110          134

                                                                             1996         1997
                                                                             -----        -----
Blessings Corporation...................................................         115          182
American Exchange Market................................................         146          171
Plastics Peer Group.....................................................         156          187

    THE PRECEDING "STOCK PERFORMANCE CHART" AND "COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION" SHALL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, OR INCORPORATED BY REFERENCE IN ANY DOCUMENTS SO FILED.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Under the provisions of the 1991 Option Plan and further subject to the provisions of the 1996 Program, the Company has guaranteed personal loans in the amount of $231,250 each, undertaken by Dr. Miller and Mr. Luke with a major financial institution with interest at the prime rate minus 0.25% for them to exercise stock options for 25,000 Shares each of Common Stock granted in February 1996. The guarantees are for a term not to exceed five years. The agreement provides that the loans may be "interest only" for no more than three years with amortization in full over the fourth and fifth years, if not sooner.

    The Company has undertaken this arrangement to facilitate the purchase of Common Stock by its senior executives to align their financial rewards with the financial rewards realized by all other holders of Common Stock. The following table shows the outstanding balance of personal loans with a concomitant company guarantee as of February 2, 1998:

                                                                                 FEBRUARY 2,
EXECUTIVE OFFICER                                                                   1998
-----------------------------------------------------------------------------  ---------------
Elwood M. Miller, President & CEO............................................    $   231,250
James P. Luke, Executive Vice President & CFO................................    $   231,250

    In February 1998, the Company acquired the remaining 40% of its subsidiary in Mexico, Nacional cle Envases Plasticos, S. A. de C. V. ("NEPSA") and its associated companies. Sr. Villarreal received $1,283,415 on the closing date for the sale of his interest as a minority stockholder in the NEPSA companies.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires directors, officers and persons who beneficially own more than 10% of a registered class of stock of the Company to file initial reports of ownership (Form 3) and reports of changes in beneficial ownership (Forms 4 and 5) with the Commission and the American Stock Exchange. Such persons are also required under the rules and regulations promulgated by the Commission to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on a review of the copies of such forms furnished to the Company, the Company believes that all directors, officers and greater than 10% beneficial owners have complied with the Commission interpretations regarding applicable Section 16(a) filing requirements.

                                  ATTACHMENT I
                         BOWLES HOLLOWELL CONNER & CO.
                               INVESTMENT BANKERS
                                 April 7, 1998

The Board of Directors
Blessings Corporation
299 Enterprise Drive
Newport News, VA 23603

Gentlemen:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders (the "Shareholders") of Common Stock, par value $0.71 per share (the "Shares") of Blessings Corporation (the "Company") of the Consideration (as defined below) to be received pursuant to the Agreement and Plan of Merger dated April 7, 1998 (the "Agreement") among the Company, Huntsman Packaging Corporation ("Huntsman"), and VA Acquisition Corp., a wholly-owned subsidiary of Huntsman ("Acquisition"). Pursuant to the Agreement, Acquisition will commence a tender offer (the "Offer") to purchase any and all of the outstanding Shares at price of $21.00 per Share in cash. Following consummation of the Offer and subject to certain closing conditions, Acquisition will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares owned by the Company, Huntsman, or Acquisition) will be converted into the right to receive $21.00 per Share in cash. The cash consideration to be paid pursuant to the Offer and the Merger is referred to herein as the "Consideration."

    In arriving at our opinion, we have, among other things:

        (i) reviewed the financial terms and conditions of the Agreement;

        (ii) reviewed certain publicly available business and financial information relating to the Company;

       (iii) conducted discussions with the senior management of the Company with respect to its business and prospects;

        (iv) reviewed certain financial and operating information relating to the Company, including certain projections provided to us by the management of the Company, and discussed such projections with the senior management of the Company;

        (v) reviewed the recent reported prices and trading activity for the Shares and compared such information and certain financial information of the Company with similar information for certain other companies engaged in businesses that we considered comparable to those of the Company;

        (vi) reviewed the terms, to the extent publicly available, of certain comparable acquisition transactions; and

       (vii) performed such other analyses and examined and considered such other information, financial studies, analyses and investigations, and financial and economic market data as we deemed relevant.

    We have not independently verified any of the information concerning the Company that we considered in connection with our review of the Offer and the Merger and, for the purpose of the opinion set forth herein, we have assumed and relied upon the accuracy and completeness of all such information. In arriving at our opinion, we have conducted only a limited physical inspection of the property and facilities of the Company. We have not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of expected future financial performance of the Company.

    Our opinion is necessarily based upon market, economic, financial and other conditions as they exist as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. In rendering our opinion, we have assumed that the Offer and the Merger will be consummated on the terms described in the Agreement that we have reviewed, without any waiver of any material terms or conditions by the Company. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion to reflect such developments.

    Bowles Hollowell Conner & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, and private placements of debt and equity securities.

    We have acted as financial advisor to the Board of Directors of the Company in connection with the Offer and Merger. We have received an advisory fee from the Company and will receive an additional fee for our services which is contingent upon the consummation of the Offer and the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

    Our engagement and opinion expressed herein are for the benefit of the Board of Directors of the Company. This opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should respond to the Offer or vote at any Shareholders' meeting which might be held in connection with the Merger. It is understood that this letter may be included in its entirety in a
Schedule 14D-1 or a Schedule 14D-9 relating to the Offer or a proxy statement relating to the Merger or as may otherwise be required by law or by a court of competent jurisdiction.

    Based upon our analysis and subject to the foregoing, it is our opinion that, as of the date hereof, the value of the Consideration to be received by the Shareholders pursuant to the Offer and the Merger is fair to the Shareholders from a financial point of view.

                                          Very truly yours,

                                          BOWLES HOLLOWELL CONNER & CO.